Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Series A Common Stock

of

Hearst-Argyle Television, Inc.

at

$23.50 Net Per Share

by

Hearst Broadcasting, Inc.

The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, October 12, 2007, unless the offer is extended.

The offer is conditioned upon, among other things, there being validly tendered a number of shares that constitute a majority of the outstanding shares not owned by Hearst and certain other persons, as set forth in the Introduction, as of the date the shares are accepted for payment pursuant to the offer. The offer is also subject to the other conditions described in The Offer — Section 11. Conditions of the Offer.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

IMPORTANT

Stockholders desiring to tender all or any portion of their shares should do one of the following, as applicable: (1) complete and sign the enclosed letter of transmittal and enclose all the documents required by it and its instructions, including their share certificates and any required signature guarantees, and mail or deliver them to the depositary at the address listed on the back cover of this Offer to Purchase; (2) follow the procedure for book-entry transfer of shares set forth in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares; (3) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Stockholders who have shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender those shares.

A stockholder who desires to tender shares and whose certificates for such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedures for guaranteed delivery set forth in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares.

Questions and requests for assistance may be directed to the information agent or to the dealer manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the letter of transmittal may be directed to the information agent or to brokers, dealers, commercial banks or trust companies.

The Dealer Manager for the Offer is:

The date of this Offer to Purchase is:

September 14, 2007

		Page

	Summary Term Sheet
	Introduction
	Special Factors
1.	Background	6
2.	Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives	8
3.	The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger	10
4.	Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst	11
5.	Hearst-Argyle Financial Projections	14
6.	Transactions and Arrangements Concerning the Shares	15
7.	Related Party Transactions	16
8.	Conduct of Hearst-Argyle’s Business if the Offer is not Completed	16
	The Offer
1.	Terms of the Offer	17
2.	Acceptance for Payment and Payment for Shares	18
3.	Procedure for Accepting the Offer and Tendering Shares	19
4.	Withdrawal Rights	21
5.	Material U.S. Federal Income Tax Consequences	22
6.	Price Range of Shares; Dividends	22
7.	Certain Information Concerning Hearst-Argyle	23
8.	Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust	25
9.	Merger and Appraisal Rights; “Going Private” Rules	26
10.	Source and Amount of Funds	27
11.	Conditions of the Offer	27
12.	Effect of Hearst-Argyle Dividends and Other Distributions	29
13.	Certain Effects of the Offer and the Merger	30
14.	Certain Legal Matters	31
15.	Fees and Expenses	33
16.	Miscellaneous	34
Schedule A Information Concerning the Directors and Executive Officers of Hearst and the Trustees of The Hearst Family Trust		A-1
Schedule B Security Ownership of Hearst-Argyle by Hearst and Certain Related Persons		B-1
Schedule C Related Party Transactions		C-1
Schedule D Section 262 of General Corporation Law of the State of Delaware		D-1

Summary Term Sheet

This summary highlights important information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the Offer described in this Offer to Purchase and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase, the schedules to this Offer to Purchase, documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal. As used in this summary, “shares” means shares of Series A Common Stock of Hearst-Argyle.

Principal Terms of the Offer (See The Offer — Section 1. Terms of the Offer)

•	We are offering to buy all of the Series A shares of Hearst-Argyle that we do not already own at a price of $23.50 per share in cash.

•	The Offer is a step in our plan to own all of the equity interests in Hearst-Argyle. If the Offer is completed and we own at least 90% of the then outstanding shares, we will acquire the remaining shares by merger at the same $23.50 per share cash price paid in the Offer. Hearst-Argyle stockholders will have appraisal rights in the merger, but not in the tender offer.

•	The Offer is scheduled to expire at 5:00 pm, New York City time, on Friday, October 12, 2007, unless we extend the Offer.

•	If we decide to extend the Offer, we will issue a press release giving the new expiration date.

Conditions to the Offer (See The Offer — Section 11. Conditions of the Offer.)

•	We are not required to complete the Offer unless at least a majority of the outstanding shares not owned by us, our affiliates, our executive officers and directors, Hearst-Argyle’s executive officers and Hearst-Argyle’s directors that are elected by us as the holder of Hearst-Argyle’s Series B Common Shares are validly tendered (we may not waive this condition).

•	The Offer is not conditioned on obtaining financing and we intend to use available cash to pay for the shares.

•	The Offer is subject to other conditions described in The Offer — Section 11. Conditions of the Offer.

The Merger (See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules and The Offer — Section 13. Certain Effects of the Offer and the Merger)

•	If the Offer is completed and we own at least 90% of the then outstanding shares, we intend to effect a “short-form” merger between Hearst-Argyle and one of our wholly-owned subsidiaries as permitted by Delaware law without the vote of, or prior notice to, Hearst-Argyle’s board of directors or stockholders.

•	In the merger:

—	each outstanding share (other than shares owned by us or shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) would be converted into the right to receive the same price per share as was paid in the Offer; and

—	each stock option granted by Hearst-Argyle to acquire shares that is outstanding before the merger will be canceled and the holder of that option will be entitled to receive a cash payment equal to the excess, if any, of the price per share paid in the Offer over the exercise price per share of the option.

•	If necessary to reach 90% ownership, we will convert the convertible securities we own into shares.

•	Based on publicly available information and the list of registered stockholders provided to us by Hearst-Argyle:

—	as of September 4, 2007, there were 52,483,343 outstanding shares;

—	as of September 4, 2007, there were 41,298,648 outstanding Series B Common Stock shares, which are convertible into shares on a one-for-one basis;

—	as of December 31, 2006, there were 2,680,413 outstanding 7.5% Series B Convertible Preferred Securities issued by Hearst-Argyle Capital Trust, a wholly-owned subsidiary of Hearst-Argyle, which are convertible into 5,127,881 shares (80,413 of these 7.5% Series B Convertible Preferred Securities are held by Hearst-Argyle and therefore are not taken into account for purposes of computing the conversion into shares);

—	as of December 31, 2006, there were Hearst-Argyle options outstanding to acquire 8,806,296 shares; and

—	as of December 31, 2006, there were 167,000 outstanding restricted stock units.

•	As of the date of this Offer to Purchase we own:

—	27,501,980 shares, representing approximately 52% of the outstanding shares;

—	100% of the 41,298,648 outstanding Series B Common Shares; and

—	500,000 shares of Series B Convertible Preferred Securities, which are convertible into 986,131 shares.

•	If we convert our Series B Common Shares and Series B Convertible Preferred Securities, we would own approximately 74% of the then outstanding shares.

Going Private (See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules)

•	The transaction contemplated by this Offer to Purchase is a “going private” transaction. As a result of the Offer and the merger:

—	we would own all of the equity interests in Hearst-Argyle;

—	Hearst-Argyle’s current stockholders would no longer have any interest in Hearst-Argyle’s future earnings or growth;

—	Hearst-Argyle would no longer be a public company, and its financial statements would no longer be publicly available; and

—	the shares would no longer trade on The New York Stock Exchange.

Position of Hearst-Argyle’s Board of Directors

•	The Offer has been commenced without obtaining the prior approval of Hearst-Argyle’s board of directors. No approval by the Hearst-Argyle board is required for the Offer. Hearst-Argyle’s board is required to advise Hearst-Argyle stockholders of its position on the Offer within ten business days of the date of this Offer to Purchase by means of Schedule 14D-9.

•	The Schedule 14D-9 will contain important information and may include material non-public information that Hearst-Argyle believes is necessary for stockholders to make a decision with respect to the Offer. We urge all Hearst-Argyle stockholders to carefully review this document when it becomes available.

•	The Hearst-Argyle board has formed a special committee of independent directors to consider the Offer and make a recommendation to stockholders with respect to the Offer.

Procedures for Tendering Shares (See The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares)

•	If you wish to accept the Offer, you must do the following:

—	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the Offer or follow the procedures described in the Offer for book-entry transfer. These materials must reach the depositary before the Offer expires.

—	If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the Offer expires, you may be able to tender your shares using the guaranteed delivery procedures described in this Offer to Purchase.

—	If you hold your shares through a broker, bank or other nominee, you should contact your broker, bank or other nominee and give instructions that your shares should be tendered.

Withdrawal Rights (See The Offer — Section 4. Withdrawal Rights)

•	If, after tendering your shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your shares by notifying the depositary before the Offer expires. If you tendered your shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your shares.

What Will Happen if I do not Tender my Shares? (See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules and The Offer — Section 13. Certain Effects of the Offer and the Merger)

•	If you do not tender your shares, the Offer might not be consummated because we may not be able to satisfy the majority of the minority minimum tender condition. If the Offer is not consummated, you will remain a stockholder of Hearst-Argyle. If you do not tender your shares and we consummate the Offer, we may effect the merger without the vote or approval of Hearst-Argyle’s board of directors or stockholders, and your shares will be subject to the merger.

•	As a result of the merger, any remaining stockholders of Hearst-Argyle will receive an amount of cash per share equal to the same cash price per share amount paid in the Offer, subject to your right to demand an appraisal of your shares pursuant to Delaware law.

Recent Trading Prices for the Shares (See The Offer — Section 6. Price Range of Shares; Dividends)

•	On August 23, 2007, the last full trading day prior to the public announcement of the Offer, the reported closing price per share on The New York Stock Exchange was $20.46. On September 13, 2007, the last full trading day prior to commencement of the Offer, the reported closing price per share on the NYSE was $25.55.

•	The $23.50 cash price per share in the Offer represents a premium of approximately 15% over the closing price of the shares on August 23, 2007, the last day prior to the public announcement of the Offer, and a premium of approximately 15% over the average closing price per share for the four-week period ending on August 23, 2007.

•	Before deciding whether to tender your shares, you should obtain a current market quotation for them.

Material U.S. Federal Income Tax Consequences (See The Offer — Section 5. Material U.S. Federal Income Tax Consequences)

•	The receipt of cash in exchange for shares pursuant to the Offer or the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under state, local and non-U.S. tax laws.

•	For U.S. federal income tax purposes, if you sell your shares in the Offer or the merger, you will generally recognize capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the shares that you sell, assuming that you hold your shares as a capital asset (generally, property held for investment). Any capital gain or loss will be long-term capital gain or loss if the shares sold have been held for more than one year on the date of the sale, and short-term capital gain or loss if held for one year or less on the date of the sale.

•	The above discussion of U.S. federal income tax consequences is of a general nature and may not be applicable to certain types of stockholders subject to special U.S. federal income tax rules. You are urged to consult your tax advisor with regard to the specific U.S. federal, state, local and non-U.S. tax consequences to you of selling your shares in the Offer or merger.

Further Information

•	If you have questions about the Offer, you can contact our Information Agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
(800) 322-2885 (call toll-free)
tenderoffer@mackenziepartners.com (email)

To the Holders of Shares of Series A Common Stock of Hearst-Argyle:

Introduction

Hearst Broadcasting, Inc. (“Hearst Broadcasting”), a Delaware corporation and an indirect, wholly-owned subsidiary of The Hearst Corporation, hereby offers to purchase all of the outstanding shares of Series A Common Stock, par value $.01 per share (the “Shares”), of Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle”), at $23.50 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Unless otherwise specified, references in this Offer to Purchase to “Hearst” are to The Hearst Corporation, Hearst Holdings, Inc. or Hearst Broadcasting, as applicable.

Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Hearst pursuant to the Offer. Hearst will pay all charges and expenses of Lazard Frères & Co. LLC (“Lazard” or the “Dealer Manager”), Computershare (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”).

The Offer is conditioned upon, among other things, there being validly tendered a number of Shares that constitute a majority of the outstanding Shares not owned by Hearst and certain other persons described below (the “Minimum Tender Condition”) as of the date the Shares are accepted for payment pursuant to the Offer. The Offer is also subject to the other conditions described in The Offer — Section 11. Conditions of the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring all of the equity interests in Hearst-Argyle.

Upon consummation of the Offer, and provided that Hearst then owns at least 90% of the outstanding Shares, Hearst will effect a merger between Hearst-Argyle and a wholly-owned subsidiary of Hearst pursuant to the “short-form” merger provisions of Section 253 of the General Corporation Law of the State of Delaware (“DGCL”) without prior notice to, or any action by, any other stockholder or the board of directors of Hearst-Argyle (the “Merger”). If necessary to reach 90% ownership, Hearst intends to convert its shares of Series B Common Stock, par value $0.01 per share, of Hearst-Argyle (the “Series B Shares”), and 7.5% Series B Convertible Preferred Securities due 2021 (the “Convertible Preferred Securities”) of Hearst-Argyle Capital Trust, a wholly-owned subsidiary of Hearst-Argyle, into Shares. The Merger will result in each then outstanding Share (other than Shares owned by Hearst or its subsidiaries, or Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive the same amount of cash consideration paid in the Offer. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

In order to determine whether the Minimum Tender Condition is satisfied, Hearst will exclude from the outstanding Shares all Shares owned by Hearst, the executive officers and directors of Hearst and the Trustees of The Hearst Family Trust, Hearst-Argyle’s executive officers and Hearst-Argyle’s directors that are elected by Hearst as the holders of the Series B Shares. According to public filings and the list of registered stockholders provided to us by Hearst-Argyle, as of September 4, 2007, there were 52,483,343 Shares outstanding and the persons listed in the prior sentence owned approximately 28,145,403 outstanding Shares. Accordingly, Hearst believes that the Minimum Tender Condition would be satisfied if approximately 12,168,971 Shares are validly tendered in the Offer (other than by the persons described in the first sentence of this paragraph).

As of the date of this Offer to Purchase, Hearst owns 27,501,980 Shares and, if it were to convert its Series B Shares and Convertible Preferred Securities into Shares, would own 69,786,759 Shares, or approximately 74% of all outstanding Shares. Accordingly, Hearst believes that if 15,504,551 Shares are validly tendered in the Offer it would obtain ownership of at least 90% of all outstanding Shares.

Hearst has not taken into account in the foregoing calculations the exercise or conversion of any Hearst-Argyle securities not owned by Hearst. Hearst has not verified Hearst-Argyle’s capitalization and the actual number of Shares required to satisfy these conditions may vary.

Special Factors

1.	Background

In 1997, pursuant to a merger agreement, Hearst contributed assets to Hearst-Argyle and consummated a merger that resulted in Hearst owning a majority of the Shares and all of the Series B Shares. Since then, Hearst has acquired additional Shares in open market purchases and otherwise. See Schedule B to this Offer to Purchase for information regarding these purchases within the past two years.

At various times since investing in Hearst-Argyle, Hearst has considered purchasing the public interest in Hearst-Argyle and has held general and informal discussions with Hearst-Argyle. Except as set forth in this Offer to Purchase, within the past two years Hearst has not proposed a transaction, negotiated the price of any possible transaction or determined to proceed with a transaction.

In April 2006, at Hearst’s request, Hearst-Argyle management prepared materials relating to a possible buyout of the public interest in Hearst-Argyle. Hearst-Argyle determined to include in those materials a chart showing pricing at various premiums to the then-current market price, $23.29 per share, and highlighted certain prices as a “possible range of prices for consideration.” The highlighted range included prices from $26.16 to $30.29, representing a premium of 12% to 30%, respectively, to the then-current market price. Hearst reviewed the materials prepared by Hearst-Argyle and discussed certain issues related to a buyout with members of Hearst-Argyle’s management, such as whether any of Hearst-Argyle’s indebtedness would be accelerated and whether Hearst-Argyle would continue to be a public reporting company as a result of its outstanding public debt securities. Hearst did not engage in discussions with Hearst-Argyle regarding the price of a possible transaction.

In connection with Hearst-Argyle’s Annual Meeting of Stockholders held on May 3, 2007, a Hearst-Argyle stockholder proposed a stockholder’s resolution requesting that the Board of Directors of Hearst-Argyle form an independent committee for the purpose of selling Hearst-Argyle. Hearst informed Hearst-Argyle that it intended to vote against the proposal. The proposal was defeated.

In the summer of 2007, Hearst began serious consideration of its alternatives regarding Hearst-Argyle with the assistance of Lazard, its financial advisor, and Clifford Chance US LLP, its legal advisor.

On August 24, 2007, Hearst held a board meeting to consider its alternatives regarding Hearst-Argyle, and determined to propose to acquire all of the outstanding Shares.

On August 24, 2007, Victor F. Ganzi, Hearst’s Chief Executive Officer, advised David J. Barrett, Hearst-Argyle’s Chief Executive Officer, that Hearst had determined to acquire all of the Shares by means of a cash tender offer. Shortly thereafter, Hearst delivered the following letter to Hearst-Argyle:

August 24, 2007

Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019

Ladies and Gentlemen:

We are pleased to offer to acquire all of the outstanding shares of Hearst-Argyle Television, Inc. Series A Common Stock that are not currently owned by us at a purchase price of $23.50 per share in cash.

We believe that our offer is fair to the public stockholders of Hearst-Argyle. This offer represents a premium of approximately 15% over the closing price of the shares of Series A Common Stock on August 23, 2007 as well as the average closing price for the last four weeks. Recent events in the capital markets have placed a meaningful premium on liquidity, and we believe this offer is fair to Hearst-Argyle’s public stockholders because, among other things, it provides immediate liquidity at an attractive premium to market.

The competitive demands of the TV broadcasting industry and changes in the broader media industry, when balanced against the pressures on a public company to deliver short-term results, have convinced us that private ownership of Hearst-Argyle is desirable and will assist Hearst-Argyle in attaining its strategic and business objectives. At the time Hearst invested in Hearst-Argyle, we believed the availability of a public currency would enable Hearst-Argyle to grow through acquisitions, and the transaction where Hearst-Argyle acquired the Pulitzer stations would not have been possible without a public currency. The landscape has changed since that time, and we now believe that Hearst-Argyle should be privately owned.

We intend to structure the transaction as a cash tender offer made directly to the holders of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors to consider our offer and make a recommendation to Hearst-Argyle’s stockholders regarding the offer. Our directors and executive officers who sit on your board will support the creation of a special committee. We expect the special committee will retain its own legal and financial advisors to help it consider its position with respect to this offer. We intend to file the offering materials with the Securities and Exchange Commission and commence the tender offer in early September. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer the public stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

Our proposal is not conditioned upon the special committee recommending or approving the offer.

The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us and certain persons related to us. Unless waived, the offer also will be conditioned upon, among other things, our owning at least 90% of the outstanding Hearst-Argyle shares as a result of the offer or otherwise. In addition, assuming the offer is completed and we own at least 90% of the then outstanding shares, we will promptly complete a “short-form” merger to acquire any remaining shares at the same price per share paid in the offer. If necessary to achieve 90% ownership, we will convert our existing holdings of Hearst-Argyle securities. There will be no financing contingency associated with the tender offer.

Please be aware that we are only interested in acquiring the shares of Hearst-Argyle that we do not already own and are not interested in selling any of our interests in Hearst-Argyle.

A copy of the press release announcing the tender offer is attached for your information. We expect to make this release public later today. Please call me if you have any questions concerning our offer.

All good wishes,

Sincerely yours,

Victor F. Ganzi

Hearst then issued a press release announcing the Offer.

On August 27, 2007, Hearst-Argyle issued a press release announcing the appointment of a special committee of independent directors to consider the Offer.

On September 7, 2007, Lazard and Morgan Stanley, financial advisor to the special committee of independent directors of Hearst-Argyle, met at Morgan Stanley’s request to discuss the Offer.

Between the date of the letter described above and the date of this Offer to Purchase, Hearst determined that it would not condition its obligation to consummate the Offer on its owning at least 90% of the outstanding Shares as a result of the Offer or otherwise.

2.	Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives

The purpose of the Offer is for Hearst to acquire for cash as many Shares as possible as a first step in acquiring all of the equity interests in Hearst-Argyle. The acquisition of Shares not owned by Hearst or its affiliates has been structured as a cash tender offer and, if successful, will be followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Hearst-Argyle from the public stockholders to Hearst and provide Hearst-Argyle stockholders with cash for all of their Shares as promptly as practicable.

To consummate the Merger, upon completion of the Offer, Hearst presently intends to contribute the capital stock of Hearst-Argyle owned directly or indirectly by it to a wholly-owned subsidiary and to cause that subsidiary to effect the Merger with Hearst-Argyle. Under the DGCL, if Hearst’s wholly-owned subsidiary owns at least 90% of the outstanding Shares, and 90% of the outstanding shares of each class of Hearst-Argyle stock entitled to vote on the Merger (Hearst owns all of the Series B Shares, the only other outstanding voting stock of Hearst-Argyle), Hearst could effect the Merger without a vote of or prior notice to Hearst-Argyle’s stockholders or board of directors. Pursuant to the Merger, each then outstanding Share (other than Shares owned by Hearst, or Hearst’s subsidiaries or Shares, if any, that are held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), would be converted into the right to receive the same amount of cash consideration paid in the Offer. As a result of the Merger, Hearst-Argyle would become a wholly-owned subsidiary of Hearst.

When Hearst contributed most of its television broadcast group to Argyle Television, Inc. in 1997 in exchange for a controlling interest in that company, the intent was to create a pure play television company concentrating on the big three networks which would have a publicly traded stock that could be used as a currency for future tax-free acquisitions. Following this strategy, Hearst-Argyle successfully acquired the NBC and WB affiliates in Sacramento for cash and the Pulitzer stations in a tax-free merger using stock, as well as several other cash and like-kind exchange transactions. The result is that Hearst-Argyle today is the largest independent owner of ABC affiliates and the second largest owner of NBC affiliates. Hearst-Argyle’s 26 owned television stations, together with the three stations owned by Hearst and managed by Hearst-Argyle, reach approximately 18% of television households in the market.

Although Hearst-Argyle has been able to grow significantly through acquisitions, prospects for additional growth are limited absent a further relaxation in the broadcast television ownership rules. At this time, a relaxation of the rules in the immediate future appears unlikely. In addition, Hearst-Argyle’s stock is not an attractive acquisition currency due to its current pricing and its trading history. Moreover, with the individual capital gains tax rate at only 15% for federal income tax purposes, Hearst believes the desire for tax-free mergers has greatly diminished.

When Hearst-Argyle was formed in August of 1997, the value of the Shares was $26.50 per share based on the terms of the transaction. The Shares reached an all time high closing price of $40 per share in June of 1998 and an all time low closing price of $16.70 per share in October 2001. As of August 23, 2007, the average closing price for the last three years was $24.49, and for the last four weeks, was $20.44 per share. The stock closed on August 23, 2007 at $20.46. The 52-week trading range of the Shares from August 21, 2006 to August 21, 2007 was $19.74 to $27.87.

These factors have caused Hearst to conclude that there is no longer a compelling reason for Hearst-Argyle to remain a publicly traded company. At the same time, there would be a number of benefits from Hearst-Argyle becoming 100% owned by Hearst. These benefits include the following:

•	As a privately held company, Hearst-Argyle will have greater flexibility to operate with a view to the long-term without focusing on short-term operating earnings and its associated implications to public stockholders.

•	The elimination of the additional burdens on management, as well as the expense, associated with being a public company, including preparing periodic reports under federal securities laws and maintaining investor relations.

•	The ability to utilize Hearst-Argyle’s retransmission consent rights (these are rights to negotiate a grant of retransmission consent to permit a distributor to carry a station’s signal, in most cases in exchange for some form of consideration from the distributor).

•	Elimination of duplicative business development efforts at the Hearst and Hearst-Argyle levels.

•	Providing Hearst with access to all of Hearst-Argyle’s cash flow.

•	Simplification of the capital structure of Hearst and Hearst-Argyle, and a reduction in the cost of any borrowings to fund Hearst-Argyle’s business.

Hearst also considered that the transaction would be accretive to Hearst’s cash available without taking into account any cost savings from the transaction. Hearst decided to pursue the Offer and the Merger rather than other possible strategic alternatives involving Hearst-Argyle, including a sale by Hearst of the Shares and other interests of Hearst-Argyle it owns, in light of Hearst’s belief that Hearst-Argyle’s operations and business represented an important component of the overall operations and competitive position of Hearst and its affiliates and that Hearst-Argyle was an important element of their long-term strategic plan. Accordingly, Hearst’s consideration of the circumstances affecting Hearst-Argyle and their implications for Hearst-Argyle’s prospects caused Hearst to conclude that it is appropriate to pursue the Offer and the Merger at this time. The determination to proceed with the Offer and the Merger at this time would also, in the view of Hearst, afford Hearst-Argyle’s stockholders other than Hearst and certain of its affiliates the ability to dispose of their Shares at a premium over market prices prevailing prior to the time that The Hearst Corporation’s intention to make the Offer was announced.

The Hearst Corporation’s board of directors, having come to a determination to pursue the acquisition of the Shares, considered transaction structure alternatives and determined to make a cash tender offer followed by a short-form merger. In choosing this structure, The Hearst Corporation’s board of directors considered, among other things, the following factors:

•	A cash tender offer followed by a short-form merger is a transaction structure that is commonly used to effect an acquisition of the minority interests in a publicly traded company by its significant stockholders.

•	Hearst-Argyle’s stockholders (other than Hearst) would likely receive the Offer Price sooner in a tender offer than if Hearst and Hearst-Argyle pursued a negotiated merger transaction.

•	No separate approval of Hearst-Argyle’s board of directors is required for the Offer because the Offer is made directly to Hearst-Argyle’s stockholders who have a choice whether or not to tender.

•	The Offer does not compel any Hearst-Argyle stockholder to sell its Shares, and the Merger will not be effected unless the Minimum Tender Condition is satisfied.

•	This structure entitles Hearst-Argyle’s stockholders who do not tender their Shares in the Offer to demand a judicial appraisal of the fair value of their Shares under Delaware law.

Hearst is not seeking the consent of Hearst-Argyle with respect to the acquisition of the outstanding Shares. Hearst is prepared, however, to answer any questions Hearst-Argyle’s special committee of independent directors may have.

See The Offer — Section 13. Certain Effects of the Offer and the Merger.

In connection with the Offer and the Merger, Hearst currently expects to retain the Shares acquired by it, to operate Hearst-Argyle as a going concern under its control and to review Hearst-Argyle’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine which changes may be necessary following the Merger to best organize and integrate the activities of Hearst-Argyle and Hearst (and its affiliates). Hearst expressly reserves the right to make any changes to the Offer and its future plans that it deems necessary or appropriate in light of its review or future developments.

3.	The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger

The rules of the SEC require The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust (collectively referred to as “Hearst” in this Section 3) to express their belief as to the fairness of the Offer to Hearst-Argyle’s stockholders who are not affiliated with them. Accordingly, Hearst believes that the Offer is both financially and procedurally fair to Hearst-Argyle’s stockholders who are not affiliated with them based on the following:

•	The Offer is subject to the Minimum Tender Condition, which is not waivable. Hearst believes that the Hearst-Argyle stockholders are capable of evaluating the fairness of the Offer and an informed decision by holders of a majority of Shares (other than those described above in Introduction) provides meaningful procedural protections for Hearst-Argyle stockholders.

•	The $23.50 cash price per share in the Offer represents a premium of approximately 15% over the closing price of the Series A Common Stock on August 23, 2007, the last day prior to the public announcement of the Offer, and a premium of approximately 15% over the average price per share for the four-week period ending on August 23, 2007.

•	Hearst-Argyle has publicly disclosed that its board of directors has formed a special committee of independent directors to review, evaluate and make recommendations to stockholders (other than Hearst) with respect to the Offer, and that the committee has retained Morgan Stanley as its financial advisor and Simpson Thacher & Bartlett LLP as its legal advisor. According to Hearst-Argyle’s Proxy Statement for its May 3, 2007 Annual Meeting of Stockholders, the board of directors of Hearst-Argyle has determined that these directors are independent in accordance with the NYSE listed company standards, which provide, among other things, that no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company (for these purposes, the “listed company” includes any parent or subsidiary in a consolidated group with the company, which would include Hearst). These directors are not officers or directors of Hearst or appointed by Hearst to the board of Hearst-Argyle and, to the knowledge of Hearst, otherwise have no relationship with Hearst that would require related-party disclosure under U.S. securities laws.

•	The financial analyses contained in a presentation provided by Lazard. A summary of the Lazard presentation, which does not express an opinion with respect to the fairness of the Offer from a financial perspective or otherwise, is set forth in this Offer to Purchase under Special Factors — Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst.

•	The Offer and the Merger will provide additional liquidity for Hearst-Argyle’s public stockholders.

•	Each of Hearst-Argyle’s stockholders will be able to decide voluntarily whether or not to tender Shares in the Offer and, if the Offer and the Merger are completed and such stockholder has elected not to tender, such stockholder will be entitled to receive the same type and amount of consideration in the Merger that such stockholder would have received in the Offer.

•	Stockholders who do not tender their Shares in the Offer would be entitled, in connection with the Merger, to demand the purchase of their Shares for a purchase price equal to the “fair value” of their Shares, as determined by a court, by following the procedures required by the DGCL. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

Hearst did not find it practicable to assign, nor did it assign, specific relative weights to the individual factors considered in reaching its conclusion as to fairness. In reaching its conclusion as to fairness, Hearst did not consider the liquidation value of Hearst-Argyle’s assets because it considers Hearst-Argyle to be a viable going concern. In addition, the liquidation of Hearst-Argyle’s assets was not considered to be a viable course of action based on Hearst’s desire for Hearst-Argyle to continue to conduct its business as a subsidiary of Hearst and remain an integral component of Hearst’s overall long-term strategy. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and Hearst believes that the liquidation value of Hearst-Argyle is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders.

Further, Hearst did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of Hearst-Argyle as a going concern but rather is indicative of historical costs. Hearst-Argyle’s net book value per share as of June 30, 2007, calculated by dividing stockholders’ equity by the number of shares of common stock outstanding on such date, was $20.34. This value is below the Offer Price. Hearst also did not consider purchase prices paid by it to purchase Shares within the past two years because (1) those prices ranged from $19.99 to $25.25 per Share compared to the Offer Price of $23.50 per Share, (2) the average price for the Shares acquired by it has decreased consistently over the last two years, (3) Hearst has not purchased Shares for prices above the Offer Price since the first calendar quarter of 2006 during which the average price per Share paid by it was $23.66 and (4) Hearst has not purchased any Shares for more than 12 months. Moreover, Hearst does not believe that the prices it or anyone else paid in the past are indicative of the value of the Shares as of the date of this Offer to Purchase in light of Hearst-Argyle’s current business operations and future prospects. Hearst is not aware of any firm offers made for Hearst-Argyle during the past two years and did not solicit any firm offers during such period, and in any event has no intention of selling the Shares beneficially owned by it, and therefore did not consider any such offers in reaching its conclusion as to fairness. To Hearst’s knowledge, a majority of the directors of Hearst-Argyle who are not employees of Hearst-Argyle have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of preparing a report concerning the fairness of the transaction. Based on Hearst-Argyle’s public disclosure that the special committee of its board of directors has retained Morgan Stanley and Simpson Thacher as its financial and legal advisors to assist it in considering the Offer and in light of the procedural safeguards discussed above, however, Hearst does not believe that the failure to retain such a representative is material.

Hearst’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to Hearst-Argyle’s unaffiliated stockholders in relation to the going concern value of Hearst-Argyle on a stand-alone basis. Hearst implicitly considered the going concern value of Hearst-Argyle by taking into account Hearst-Argyle’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters.

The foregoing discussion of the information and factors considered and weight given by Hearst is not intended to be exhaustive, but includes the material factors considered by Hearst. Hearst’s views as to the fairness of the Offer to stockholders of Hearst-Argyle should not be construed as a recommendation to any stockholder as to whether that stockholder should tender such stockholder’s Shares in the Offer.

4.	Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst

Hearst retained Lazard as its sole financial advisor in connection with the Offer. Hearst selected Lazard to act as its financial advisor because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions. Lazard is an internationally recognized investment banking firm providing a full range of financial advisory services. Ronald J. Doerfler, Senior Vice President, Chief Financial Officer, Treasurer and director of Hearst, is also a director of Lazard Ltd and Lazard Group LLC, affiliates of Lazard.

In connection with the engagement, at a meeting of the board of directors of Hearst held on August 24, 2007, Lazard presented to the board of directors certain financial analyses prepared by Lazard with respect to Hearst-Argyle to assist Hearst in its evaluation of Hearst-Argyle from a financial perspective (the “Lazard Presentation”). The Lazard Presentation was not intended to provide the sole basis for Hearst’s evaluation of Hearst-Argyle, does not purport to contain all relevant information relating to Hearst-Argyle, and does not constitute, and should not be viewed as, a recommendation with respect to any matter pertaining to the Offer or the Merger, including whether any Hearst-Argyle stockholder should tender Hearst-Argyle shares in the Offer or any other actions to be undertaken by such holders. The Lazard Presentation also did not address Hearst’s underlying business decision to pursue the Offer, the relative merits of the Offer as compared to any alternative business strategies that might exist for Hearst, or the effects of the Offer. Hearst did not request, and Lazard did not provide, an opinion to Hearst’s board of directors with respect to the fairness of the Offer from a financial perspective or otherwise.

The following summary of the Lazard Presentation is included here only because the Lazard Presentation was reviewed by the board of directors of Hearst in connection with its evaluation of Hearst-Argyle from a financial perspective. The following summary does not purport to be a complete description of the Lazard Presentation and you should read the Lazard Presentation in its entirety.

In preparing the Lazard Presentation, Lazard, among other things:

•	reviewed the historical prices and trading volumes of Hearst-Argyle’s common stock;

•	analyzed certain publicly available historical business and financial information relating to Hearst-Argyle;

•	reviewed financial forecasts and other data relating to Hearst-Argyle which were prepared by Hearst-Argyle’s management and supplemented and provided to Lazard by Hearst’s management (the “Hearst-Argyle Forecasts”);

•	held discussions with members of Hearst’s senior management with respect to Hearst-Argyle’s business and prospects;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally comparable to Hearst-Argyle’s business;

•	reviewed the financial terms of certain business combination transactions involving companies in lines of business Lazard believed to be generally comparable to Hearst-Argyle’s business and in other industries generally; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard relied on the accuracy and completeness of the foregoing information and did not assume any responsibility for any independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any assets or liabilities (contingent or otherwise) of Hearst-Argyle, and Lazard was not furnished with any such valuation or appraisal. With respect to the Hearst-Argyle Forecasts, Lazard assumed, at Hearst’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Hearst-Argyle’s and Hearst’s managements as to Hearst-Argyle’s future financial performance. Lazard assumed no responsibility for and expressed no view as to such forecasts or projections or the assumptions on which they were based.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hearst and Hearst-Argyle. No company, business or transaction used in Lazard’s analyses as a comparison is identical or directly comparable to Hearst-Argyle or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or businesses analyzed. The estimates contained in the Lazard Presentation and the ranges of valuations resulting from any particular analysis contained therein are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty. The Lazard Presentation was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, August 22, 2007. In connection with its engagement, Lazard did not advise Hearst with respect to any tax or other consequences that might result from the Offer or the Merger, and Lazard did not address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Hearst obtained such advice as it deemed necessary from qualified professionals.

Summary of Analyses

The following is a summary of the financial analyses presented by Lazard to the board of directors of Hearst on August 24, 2007.

52-Week Trading Range.  Using publicly available information, Lazard reviewed the 52-week trading range of the Shares from August 21, 2006 to August 21, 2007. The range in which the Shares traded during such period was $19.74 to $27.87.

Equity Research Current Target Prices.  Using publicly available research analysts’ estimates, Lazard reviewed the equity research price targets for the Shares for a period of 12 months. The range of equity research price targets was $21.00 to $28.00. Lazard calculated the present value, as of September 30, 2007, of these equity research price targets using a discount rate of 10%, which resulted in a per share equity target price range for Hearst-Argyle of $19.41 to $25.88.

Comparable Companies Analysis.  Lazard reviewed publicly available financial and stock market information for Hearst-Argyle and eight selected publicly traded companies in the television industry. The selected companies were Belo Corp., Gray Television, Inc., Journal Communications, Inc., LIN Television Corporation, Media General, Inc., Nexstar Broadcasting Group, Inc., Sinclair Broadcast Group, Inc. and Young Broadcasting Inc. Lazard reviewed, among other things, enterprise values of the selected companies, calculated based on closing stock prices on August 21, 2007, as a multiple of the average of the estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for calendar years 2007 and 2008. Lazard then applied a range of selected EBITDA multiples derived from the selected companies to the average of Hearst-Argyle’s estimated EBITDA for calendar years 2007 and 2008. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates. Estimated financial data for Hearst-Argyle were based on the Hearst-Argyle Forecasts. This analysis indicated an implied per share equity reference range for Hearst-Argyle of $20.71 to $23.56.

Premiums Paid Analysis.  Lazard reviewed the premiums paid in selected minority buy-out transactions with transaction values greater than $250 million announced between January 2000 and August 2007, relative to the closing stock prices of the target companies in such transactions one trading day, one week and four weeks prior to public announcement of the relevant transaction. Lazard then applied a range of selected premiums derived from the selected transactions to the closing price of the Shares one day, one week and four weeks prior to August 21, 2007. Financial data of Hearst-Argyle and the selected transactions were based on publicly available information. This analysis indicated an implied per share equity reference range for Hearst-Argyle of $23.01 to $25.01.

Selected Change-of-Control Transactions Analysis.  Lazard reviewed financial information relating to selected transactions involving companies in the television industry announced between January 2004 and August 2007. Lazard reviewed, among other things, transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus net debt, as a multiple of the target company’s EBITDA for the then-current year. Lazard then applied a range of selected EBITDA multiples derived from the selected transactions to the average of Hearst-Argyle’s estimated EBITDA for calendar years 2007 and 2008. Financial data of the selected transactions were based on publicly available information. Financial data of Hearst-Argyle were based on the Hearst-Argyle Forecasts. This analysis indicated an implied per share equity reference range for Hearst-Argyle of $23.56 to $26.32. Lazard noted that, unlike the Offer, the selected transactions reviewed involved a sale of control of the target company or a purchase of assets, which often results in higher valuations.

Discounted Cash Flow Analysis.  Lazard performed a discounted cash flow analysis of Hearst-Argyle to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows that Hearst-Argyle could generate from the fourth quarter of fiscal year 2007 through the full fiscal year 2011 utilizing the Hearst-Argyle Forecasts. Lazard calculated estimated terminal values for Hearst-Argyle by applying a range of EBITDA terminal value multiples of 10.5x to 11.5x to the average of Hearst-Argyle’s estimated EBITDA for fiscal years 2011 and 2012. The standalone, unlevered, after-tax free cash flows and terminal values were then discounted to present value using discount rates ranging from 7.0% to 8.5%. This analysis indicated an implied per share equity reference range for Hearst-Argyle of $20.97 to $24.99.

Hypothetical Leveraged Buy-Out Analysis.  Lazard performed a leveraged buy-out analysis to estimate the theoretical purchase price that could be paid by a hypothetical buyer in an acquisition of all of the shares of Hearst-Argyle common stock, taking into account the potential pro forma leverage structure of Hearst-Argyle that could result from the financing of such acquisition under customary market terms and assuming that such buyer would attempt to realize a return on its investment at the end of calendar year 2011. The estimated debt capacity of Hearst-Argyle was calculated by applying leverage multiples ranging from 7.0x to 9.0x to the average of Hearst-Argyle’s estimated EBITDA for calendar years 2007 and 2008. Estimated exit values for Hearst-Argyle were calculated by applying a range of exit value multiples of 10.5x to 11.5x to the average of Hearst-Argyle’s estimated EBITDA for calendar years 2011 and 2012. Lazard then derived a range of theoretical purchase prices based on a minimum assumed required internal rate of return of 15.0%. Financial data for Hearst-Argyle were based on the Hearst-Argyle Forecasts. This analysis indicated an implied per share equity reference range for Hearst-Argyle of $21.24 to $24.25. Lazard noted that Hearst beneficially owns a majority of the outstanding shares of Hearst-Argyle common stock and has informed Lazard that it has no current intention of selling such shares.

The full text of the Lazard Presentation materials is set forth as an exhibit to Hearst’s Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer and may be obtained in the manner set forth in The Offer — Section 7. Certain Information Concerning Hearst-Argyle. Copies of the presentation materials may be made available for inspection and copying during regular business hours by any stockholder or its representative who has been designated in writing by contacting the Information Agent using the information set forth on the back cover of this Offer to Purchase.

5.	Hearst-Argyle Financial Projections

Hearst receives financial statements and projections with respect to Hearst-Argyle from time to time during each year in connection with Hearst’s internal financial reporting, budgeting and planning. In the ordinary course, Hearst-Argyle provides annually a 5-year plan in connection with Hearst’s financial planning. On August 17, 2007, Hearst received Hearst-Argyle’s 5-year plan through 2011, dated as of August 15, 2007, reflecting Hearst-Argyle management’s views on the financial prospects of Hearst-Argyle for that period. The plan included, among other things, the consolidated financial information set forth in the following table with respect to Hearst-Argyle:

Hearst-Argyle — Management’s Financial Projections

	2007	2008	2009	2010	2011
	(All amounts in thousands of dollars)

Gross Revenues	$890,516	$996,795	$944,981	$1,062,680	$1,013,531
Net Revenues	$763,726	$849,407	$805,959	$904,437	$862,075
% Growth	(5.5)%	11.2%	(5.1)%	12.2%	(4.7)%
Stations Operating Expenses (excl. D&A)	$484,638	$510,126	$525,552	$544,743	$557,601
Corporate Expenses*	$33,390	$35,193	$36,061	$36,978	$37,890
Depreciation & Amortization	$55,810	$61,088	$63,825	$64,694	$63,050
Equity Income/(Loss)	$(24)	$1,497	$2,333	$2,831	$3,162
EBITDA (before stock-based compensation)**	$252,876	$313,835	$254,095	$332,465	$276,331
Stock-Based Compensation	$9,750	$9,750	$9,750	$9,750	$9,750
EBITDA (after stock-based compensation)**	$243,126	$304,085	$244,345	$322,715	$266,581
EBITDA Margin (after stock-based compensation)***	31.8%	35.8%	30.3%	35.7%	30.9%
Net Income**	$72,974	$109,010	$73,557	$121,766	$92,067
Capital Expenditures	$67,000	$50,190	$59,561	$47,100	$30,920

*	Includes financial management expenses.

**	Excludes equity income from unconsolidated investments.

***	As a percentage of net revenues.

In preparing the Hearst-Argyle Forecasts for delivery to Lazard, Hearst management extended the projection with respect to EBITDA (before stock-based compensation) to 2012 assuming growth of 12% over 2008. This extended EBITDA projection for 2012 was equal to $351.5 million. Shortly after Hearst received the above projections, Hearst-Argyle made certain immaterial changes to the projections and furnished Hearst with revised numbers.

These projections have been included in this Offer to Purchase for the limited purposes of giving stockholders access to financial projections that were prepared by Hearst-Argyle’s management and delivered to Hearst. Such information was prepared by the Hearst-Argyle’s management for internal use and not with a view to publication. These projections were not prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. These projections were based on assumptions concerning Hearst-Argyle operations, business prospects and other revenue and operating assumptions. Projected information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in Hearst-Argyle’s filings with the SEC and elsewhere in this Offer to Purchase. These uncertainties and contingencies are difficult to predict, and many are beyond the ability of Hearst or Hearst-Argyle to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that Hearst or its affiliates or representatives considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. Neither Hearst nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Hearst-Argyle compared to the information contained in these projections, and none of them intends or undertakes to provide any updates or revisions thereto.

6.	Transactions and Arrangements Concerning the Shares

Except as described in this Offer to Purchase, including Schedule B hereto, neither Hearst nor, to the best of its knowledge, any of the persons listed in Schedule A hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or has engaged in any transactions in Shares in the past 60 days. Schedule B hereto also sets forth certain details regarding acquisitions of Shares by Hearst during the past two years.

As of the date of this Offer to Purchase, Hearst owns 41,298,648 Series B Shares, each of which is immediately convertible into one Share at Hearst’s election. These shares represent 100% of the issued and outstanding Series B Shares. According to publicly available information, as of December 31, 2006, there were 2,680,413 Convertible Preferred Securities outstanding, which are convertible at the option of the holder into Series B Subordinated Debentures on a share-for-share basis. If all of the Convertible Preferred Securities were converted, the Series B Subordinated Debentures issued upon such conversion are required under the terms thereof to be converted into 5,127,881 Shares (80,413 of these Convertible Preferred Securities are held by Hearst-Argyle and therefore are not taken into account for purposes of computing the conversion into Shares). Hearst owns 500,000 of these Convertible Preferred Securities, which represent, if converted, 986,131 Shares.

The Series B Shares vote together with the Shares as a single class on all matters submitted to a vote of stockholders, with each such share entitling the holder thereof to one vote on all such matters. With respect to the election of directors to Hearst-Argyle’s board, however, holders of Shares are entitled to vote separately as a class in order to elect two directors, and holders of Series B Shares (in this case, Hearst), are entitled to vote separately as a class in order to elect the balance of Hearst-Argyle’s board of directors, which shall not be less than a majority of the entire board.

Hearst-Argyle is exempt from the NYSE listing requirement to have, and does not have, a standing nominating committee. As a result of its 100% ownership of the Series B Shares, Hearst has the power to elect a majority of the directors to Hearst-Argyle’s board of directors. Due to its ability to elect a majority of the board, Hearst directors have the ability to control the related nominations for election except to the extent nominations for election are put forth by Hearst-Argyle stockholders.

7.	Related Party Transactions

Hearst-Argyle has engaged in certain transactions and is a party to certain arrangements with Hearst and certain of its affiliates. Information regarding these transactions, including the amounts involved, is set forth on Schedule C hereto, as well as in Hearst-Argyle’s Proxy Statement for its May 3, 2007 Annual Meeting of Stockholders under “Certain Relationships and Related Transactions” and in Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 under Note 10 to the Condensed Consolidated Financial Statements.

Except as set forth in this Offer to Purchase, including Schedule C hereto, there have been no negotiations, transactions or material contacts during the past two years between Hearst, or, to the best of its knowledge, any of the persons listed in Schedule A hereto, on the one hand, and Hearst-Argyle or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets nor to the best knowledge of Hearst have there been any such negotiations or material contacts between subsidiaries, executive officers and directors. Except as described in this Offer to Purchase, including Schedule C hereto, neither Hearst nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has since the date hereof had any transaction with Hearst-Argyle or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

8.	Conduct of Hearst-Argyle’s Business if the Offer is not Completed

If the Offer is not completed, Hearst will re-evaluate its options with respect to the Shares not owned by it. In particular Hearst may consider:

•	engaging in open market or privately negotiated purchases of Shares and/or converting some or all of the Series B Shares or the Convertible Preferred Securities held by Hearst to increase Hearst and its subsidiaries’ aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then effecting a short-form merger;

•	proposing that Hearst and Hearst-Argyle enter into a merger agreement, which would require the approval of Hearst-Argyle’s board of directors and the vote of the Shares in favor of the merger agreement; or

•	keeping outstanding the public minority interest in Hearst-Argyle, in which case the public stockholders of Hearst-Argyle would, absent a sale by them in the public markets, retain their Shares and would realize the benefit of any improvement in Hearst-Argyle’s business or profitability but would bear the risk that the trading price per share could decline to a price that is less than the Offer Price, or that the Shares become less readily marketable.

If Hearst were to pursue any of these alternatives, it might take considerably longer for the public stockholders of Hearst-Argyle to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per share to the public stockholders of Hearst-Argyle that are more or less than or the same as the Offer Price.

The Offer

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Hearst will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined herein). See The Offer — Section 4. Withdrawal Rights and The Offer — Section 11. Conditions of the Offer. The term “Expiration Date” means 5:00 p.m., New York City time, on Friday, October 12, 2007, unless Hearst shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by Hearst, shall expire.

Hearst may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days (the “Subsequent Offering Period”). A Subsequent Offering Period, if one is provided, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered during the Offer. If Hearst decides to provide for a Subsequent Offering Period, Hearst will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC, Hearst expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of such extension to the Depositary and issuing a press release announcing the extension in accordance with applicable SEC rules. During any such extension of the Offer, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering stockholder to withdraw such stockholder’s Shares. See The Offer — Section 4. Withdrawal Rights. Subject to the applicable regulations of the SEC, Hearst also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, if any of the conditions to the Offer are not then satisfied and (ii) to waive any condition (other than the Minimum Tender Condition) and to add, supplement or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination, amendment, waiver or change to the Depositary and by making a public announcement thereof. Notwithstanding anything in this paragraph to the contrary, the Minimum Tender Condition may not be waived. If Hearst elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary. If Hearst accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offer and, on the terms and subject to the conditions of the Offer, it will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period. Hearst confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any delay, termination, amendment, waiver or change of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Hearst may choose to make any public announcement, Hearst shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

Hearst confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (other than the Minimum Tender Condition, which it may not waive), Hearst will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.

If, during the Offer, Hearst, in its sole discretion, shall decrease the percentage of Shares being sought or increase or decrease the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Hearst-Argyle has provided Hearst with its stockholder lists and related records for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment, Hearst will accept for payment, and will pay for, Shares validly tendered as promptly as practicable after the expiration of the Offer. If there is a Subsequent Offering Period, all Shares validly tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the SEC, Hearst expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See The Offer — Section 11. Conditions of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

For purposes of the Offer, Hearst will be deemed to have accepted for payment Shares validly tendered as, if and when Hearst gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Hearst and transmitting such payments to the tendering stockholders. Under no circumstances will interest on the purchase price for tendered Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

Hearst reserves the right to transfer or assign in whole or in part from time to time to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Hearst of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Accepting the Offer and Tendering Shares

Valid Tender.  To tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered, and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and the Book-Entry Confirmation of such delivery received by the Depositary, including an Agent’s Message (as defined herein) if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Hearst may enforce such agreement against the participant.

Book-Entry Delivery.  The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, it is recommended that the stockholder use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Any Shares properly withdrawn will not be considered validly tendered for purposes of the Offer.

Signature Guarantees.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holders (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Hearst, is received by the Depositary, as provided below, prior to the Expiration Date;

(iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The New York Stock Exchange, is open for business; and

(iv) The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Other Requirements.  Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates evidencing such Shares (or a timely Book-Entry Confirmation with respect to such Shares into the Book-Entry Transfer Facility), (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Under no circumstances will interest on the Offer Price be paid by Hearst, regardless of any extension of the Offer or any delay in making such payment.

Acceptance for Payment Constitutes an Agreement.  Hearst’s acceptance for payment of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Hearst upon the terms and subject to the conditions of the Offer.

Appointment.  By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints the officers and designees of Hearst as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Hearst and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after September 14, 2007. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Hearst deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Hearst’s officers or designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of Hearst-Argyle, by written consent in lieu of any such meeting or otherwise. Hearst reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Hearst’s payment for such Shares, Hearst must be able to exercise full voting rights with respect to such Shares.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Hearst in its sole discretion, which determination will be final and binding. Hearst reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Hearst’s counsel, be unlawful. Hearst also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Hearst, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Hearst’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

Backup U.S. Federal Income Tax Withholding.  Under the backup U.S. federal income tax withholding laws applicable to certain Hearst-Argyle stockholders (other than certain exempt Hearst-Argyle stockholders, including, among others, all corporations and certain non-U.S. individuals), the Depositary may be required to withhold 28% of the amount of any payments made to those Hearst-Argyle stockholders pursuant to the Offer or the Merger. To prevent backup U.S. federal income tax withholding, a U.S. person (including a U.S. resident alien) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup U.S. federal income tax withholding by completing the Substitute Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. To prevent backup withholding, a non-U.S. person must establish an exemption to the satisfaction of the Depositary by providing the Depositary with an appropriate IRS Form W-8, copies of which can be obtained from the Depositary. Backup withholding is not an additional tax. To the extent amounts withheld exceed a stockholder’s actual U.S. federal income tax liability, the stockholder may claim a refund provided the required information is furnished. See Instruction 8 to the Letter of Transmittal.

4.	Withdrawal Rights

Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the termination of the Offer and, unless theretofore accepted for payment by Hearst pursuant to the Offer, may also be withdrawn at any time after Monday, November 12, 2007. There will be no withdrawal rights during any Subsequent Offering Period for Shares tendered during the Subsequent Offering Period.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Hearst, in its sole discretion, which determination shall be final and binding. None of Hearst, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares at any time prior to the Expiration Date.

If Hearst extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Hearst’s rights under this Offer, the Depositary may, nevertheless, on behalf of Hearst, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4.

5.	Material U.S. Federal Income Tax Consequences

Your receipt of the Offer Price for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, and non-U.S. tax laws. For U.S. federal income tax purposes, if you sell your Shares in the Offer or the Merger you generally will recognize capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the Shares that you sell. Assuming you hold your Shares as a capital asset (generally, property held for investment), the capital gain or loss will be long-term capital gain or loss if the Shares sold have been held for more than one year on the date of the sale, and short-term capital gain or loss if the Shares sold have been held for one year or less on the date of the sale.

The above discussion is general in nature and may not be applicable to certain types of Hearst-Argyle stockholders subject to special U.S. federal income tax rules, including Hearst-Argyle stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and non-U.S. corporations.

You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including U.S. federal, state, local and non-U.S. tax consequences.

6.	Price Range of Shares; Dividends

The Shares are quoted on the NYSE under the symbol “HTV.” The following table sets forth, for the calendar quarters indicated, the high and low closing prices for the Shares on the NYSE based upon public sources, together with dividends declared with respect to the Shares for such quarters:

	Closing Price		Dividends
Calendar Year	High	Low	Declared

2005
Third Quarter	$26.20	$23.85	$0.07
Fourth Quarter	25.76	23.33	0.07
2006
First Quarter	24.17	23.23	0.07
Second Quarter	23.37	21.67	0.07
Third Quarter	23.81	20.00	0.07
Fourth Quarter	26.04	22.93	0.07
2007
First Quarter	27.39	25.05	0.07
Second Quarter	27.87	23.69	0.07
Third Quarter (through September 13)	25.65	19.74	N/A

On August 23, 2007, the last full trading day prior to announcement of the Offer, the reported closing price of the Shares on the NYSE was $20.46 per Share. On September 13, 2007, the last full trading day prior to commencement of the Offer, the reported closing price of the Shares on the NYSE was $25.55 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Hearst-Argyle

General.  Hearst-Argyle is a Delaware corporation with its principal executive offices located at 300 West 57th Street, New York, NY 10019. Its principal business telephone number is (212) 887-6800. According to publicly available sources, Hearst-Argyle describes itself as follows:

Hearst-Argyle owns 26 television stations, and manages an additional three television and two radio stations, in geographically diverse U.S. markets. Hearst-Argyle’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups. Hearst-Argyle owns 12 ABC-affiliated stations, and manages an additional ABC station owned by The Hearst Corporation, and is the largest ABC affiliate group. Hearst-Argyle also owns 10 NBC affiliates, and is the second-largest NBC affiliate owner, and owns two CBS affiliates. Hearst-Argyle also is a leader in the convergence of local broadcast television and the Internet through its partnership with Internet Broadcasting (http://www.ibsys.com), and in the application of digital broadcast spectrum for new local informational services through its Weather Plus partnership with NBC and various NBC affiliate groups. Hearst-Argyle’s web address is www.hearstargyle.com.

As of the date hereof, (i) Hearst does not know whether or not any executive officer, director or affiliate of Hearst-Argyle intends to tender Shares in the Offer, (ii) none of Hearst-Argyle, its executive officers, directors or affiliates have made any public recommendation with respect to the Offer and (iii) Hearst-Argyle has not made public any appraisal, report or opinion on the fairness of this transaction. Under Rule 14e-2, Hearst-Argyle’s board of directors must state its position with respect to this Offer within ten business days of the date of this Offer to Purchase.

Selected Consolidated Financial Information.  The following table sets forth summary historical consolidated financial data for Hearst-Argyle as of and for the six months ended June 30, 2007 and 2006 and as of and for each of the fiscal years ended December 31, 2006 and 2005.

This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Hearst-Argyle’s Annual Report on Form 10-K for the fiscal years ended December 31, 2006 and 2005 and the unaudited condensed consolidated interim financial statements and other financial information contained in Hearst-Argyle’s Quarterly Reports on Form 10-Q for the quarterly periods ended on March 31, 2007 and June 30, 2007, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by Hearst-Argyle with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 in Hearst-Argyle’s Annual Report on Form 10-K for the year ended December 31, 2006 and Item 1 in Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2006, are hereby incorporated herein by this reference. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below.

	For Six Months Ended		For the Years Ended
	June 30		December 31
	2007	2006	2006	2005

Income Statement Data (thousands of dollars)
Total Revenues	$362,402	$367,981	$785,402	$706,883
Total operating costs and expenses	287,741	272,091	556,627	529,445
Operating Income	74,661	95,890	228,775	177,438
Net income (loss)	21,273	38,034	98,723	100,217
Balance Sheet Data (thousands of dollars)
Current assets	234,544	346,953	258,685	337,726
Non-current assets	3,694,468	3,493,994	3,699,403	3,494,633
Current liabilities	186,712	191,494	250,254	217,570
Non-current liabilities and the Convertible Preferred Securities	1,842,934	1,797,103	1,825,027	1,793,330
Total Stockholder’s equity	1,899,366	1,852,350	1,882,807	1,821,459

Cash dividends declared per common share	$0.14	$0.14	$0.28	$0.28
Average shares of common stock outstanding — basic (in thousands)	93,366	92,694	92,745	92,826
Ratio of Earnings to Fixed Charges	2.01	2.53	3.00	2.28

Comparative per Share Data.  The following table sets forth certain historical per share data for Hearst-Argyle. Basic and diluted earnings per common share and book value per share is presented for the six months ended June 30, 2007 and 2006 and for each of the years ended December 31, 2006 and 2005.

	For Six Months Ended June 30		For the Years Ended December 31
	2007	2006	2006	2005

Diluted income (loss) per share from continuing operations	$0.23	$0.41	$1.06	$1.08
Basic income (loss) per share from continuing operations	0.23	0.41	1.06	1.08
Diluted net income (loss) per share	0.23	0.41	1.06	1.08
Basic net income (loss) per share	0.23	0.41	1.06	1.08
Book value per share	20.34	19.98	20.30	19.62

Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing stockholders’ equity by the weighted average number of shares of common stock outstanding. Hearst-Argyle historically has not reported a ratio of earnings to fixed charges, and Hearst has computed a ratio of earnings to fixed charges based on publicly available information.

Except as otherwise set forth herein, the information concerning Hearst-Argyle contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although Hearst, the Information Agent and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Hearst, the Information Agent and the Dealer Manager have not independently verified the accuracy or completeness of the information contained in such documents and records, and cannot verify any failure by Hearst-Argyle to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Hearst, the Information Agent or the Dealer Manager.

Available Information.  Hearst-Argyle is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Hearst-Argyle’s directors and officers, their remuneration, stock options granted to them, the principal holders of Hearst-Argyle’s securities, any material interests of such persons in transactions with Hearst-Argyle and other matters is required to be disclosed in proxy statements distributed to Hearst-Argyle’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549, and can be obtained electronically on the SEC’s Website at http://www.sec.gov.

8.	Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust

The Hearst Family Trust.  The Hearst Family Trust is a testamentary trust. Its principal executive offices are located at 888 Seventh Avenue, New York, New York 10106, and its business telephone number is (212) 649-2045. The Hearst Family Trust’s principal business is the ownership of The Hearst Corporation and its affiliates.

The Hearst Corporation.  The Hearst Corporation is a corporation incorporated under the laws of the State of Delaware. Its principal executive offices are located at 300 West 57th Street, New York, New York 10019, and its business telephone number is (212) 649-2045. The Hearst Corporation’s principal business includes 12 daily and 31 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle and Albany Times Union; nearly 200 magazines around the world, including Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle, which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, The History Channel and ESPN; as well as business publishing, including a joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate.

Hearst Holdings, Inc.  Hearst Holdings, Inc. is a corporation incorporated under the laws of the State of Delaware, and is wholly owned by The Hearst Corporation. Its principal executive offices are located at 300 West 57th Street, New York, New York 10019, and its business telephone number is (212) 649-2045. Hearst Holdings, Inc.’s principal business is the ownership of Hearst Broadcasting and certain other subsidiaries in the magazine, newspaper, business publishing, real estate and database services industries.

Hearst Broadcasting.  Hearst Broadcasting is a corporation incorporated under the laws of the State of Delaware, and is wholly owned by Hearst Holdings, Inc. Its principal executive offices are located at 300 West 57th Street, New York, New York 10019, and its business telephone number is (212) 649-2045. Hearst Broadcasting’s principal business is the ownership of Hearst-Argyle and certain other subsidiaries in the television and radio broadcasting industry.

Other.  Certain information regarding the directors and executive officers of The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, and the trustees of The Hearst Family Trust, are set forth in Schedule A to this Offer to Purchase. None of The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting or any of the other persons referred to in Schedule A has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. None of The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. or Hearst Broadcasting have made arrangements in connection with the Offer to provide holders of Shares access to their respective corporate files or to obtain counsel or appraisal services at their expense.

Forward Looking Disclaimer.  Statements that Hearst may publish or cause to be published, including those included in this Offer to Purchase, that are not purely historical and that relate to the Offer, Merger, The Hearst Corporation and its affiliates, Hearst-Argyle or their businesses or proposals are “forward-looking statements.” These statements are based on Hearst management’s current expectations and involve risks and uncertainties which include (i) whether the conditions to the Offer will be satisfied, (ii) following the consummation of the Offer and the Merger, Hearst’s ability to successfully integrate Hearst-Argyle operations, retain key employees and reduce costs, (iii) general economic factors and capital market conditions and (iv) general industry trends (including trends relating to Hearst-Argyle’s products or prospects as an independent company or as integrated with Hearst’s operations). These factors are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

9.	Merger and Appraisal Rights; “Going Private” Rules

Merger.  Promptly following the completion of the Offer, if Hearst has obtained ownership of at least 90% of the then outstanding Shares, Hearst intends to transfer its Shares to a newly-formed, wholly-owned subsidiary and cause that subsidiary to merge with Hearst-Argyle pursuant to the “short-form” merger provisions of Delaware law. Under Section 253 of the DGCL, if Hearst’s subsidiary owns at least 90% of the outstanding Shares, and at least 90% of the outstanding shares of each class of Hearst-Argyle stock entitled to vote on the Merger, the subsidiary may merge with Hearst-Argyle without prior notice to, or any action by, the board of directors or stockholders of Hearst-Argyle. If necessary in order to reach the 90% ownership requirement of Section 253, Hearst would convert the Series B Shares and the Convertible Preferred Securities. If necessary to consummate the Merger immediately following the expiration of the Offer, Hearst would wire immediately available funds to the Depositary. In the Merger, each outstanding Share (other than Shares held by Hearst and Shares held by holders who properly exercise appraisal rights under Delaware law) would be converted into the right to receive the same price per Share paid in the Offer.

Hearst intends to take all necessary action so that each stock option granted by Hearst-Argyle to acquire Shares that is outstanding immediately before the completion of the Merger will be canceled and the holder of that option will be entitled to receive a cash payment equal to the excess, if any, of the Offer Price over the per share exercise price of the option. No payment will be made with respect to stock options that have per share exercise prices equal to or greater than the Offer Price.

Alternatively, whether or not the Offer is consummated, Hearst might seek to effect a merger of a subsidiary of Hearst with Hearst-Argyle pursuant to Section 251 of the DGCL. Under Hearst-Argyle’s Certificate of Incorporation and the DGCL, approval of the Board of Directors of Hearst-Argyle and a vote of at least a majority of the outstanding stock of Hearst-Argyle entitled to vote thereon would be required to approve such a merger. Even if the Minimum Tender Condition is not satisfied, Hearst presently has a sufficient number of votes to effect the stockholder approval of a merger pursuant to Section 251 of the DGCL, which approval could be effected by a vote at a meeting of stockholders or by written consent. Approval of such a merger would nonetheless also require the approval of Hearst-Argyle’s board of directors.

This Offer does not constitute a solicitation of proxies or consents. Any such solicitation that Hearst might make will be made pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

Appraisal Rights.  Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares who has not tendered his Shares in the Offer and has neither voted in favor of the Merger nor consented thereto in writing and who properly demands an appraisal of their Shares under Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid from the date of the Merger, as determined in accordance with the DGCL. Delaware law defines such fair value as the stockholder’s proportionate interest in the corporation as a going concern. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than, or the same as, the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive cash consideration offered in the Merger. A stockholder may withdraw his demand for appraisal by delivery to Hearst of a written withdrawal of his demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Schedule D to this Offer to Purchase.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

“Going Private” Rules.  Because Hearst is an affiliate of Hearst-Argyle, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Hearst-Argyle and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Merger. Hearst has provided such information in this Offer to Purchase.

10.	Source and Amount of Funds

Hearst estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned directly or indirectly by Hearst) pursuant to the Offer and to pay related fees and expenses will be approximately $600 million. Hearst has sufficient funds to pay this amount and will pay with internally available funds.

11.	Conditions of the Offer

Notwithstanding any other provision of the Offer, Hearst shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act, pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offer, the Minimum Tender Condition has not been satisfied or (ii) on or after September 14, 2007, and at or prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

(a) there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, U.S. or non-U.S. which, directly or indirectly (i) challenges the acquisition by Hearst of the Shares, seeks to restrain, delay or prohibit the consummation of the Offer or the Merger or, seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Merger, (ii) seeks to prohibit or impose material limitations on Hearst’s acquisition, ownership or operation of all or any portion of its or Hearst-Argyle’s business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the Shares (including, without limitation, the right to vote the Shares purchased by Hearst, on an equal basis with all other Shares, on all matters presented to the stockholders of Hearst-Argyle), or seeks to compel Hearst to dispose of or hold separate all or any portion of its own or Hearst-Argyle’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer or the Merger, (iii) might adversely affect Hearst-Argyle or Hearst, or any of their respective affiliates or subsidiaries (an “Adverse Effect”), or result in a diminution in the value of the Shares or the benefits expected to be derived by Hearst as a result of the Offer or the Merger (a “Diminution in Value”), or (iv) seeks to impose any condition to the Offer or the Merger unacceptable to Hearst; or

(b) any statute, including without limitation any state anti-takeover statute, rule, regulation, order or injunction, shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable directly or indirectly to the Offer or the Merger that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

(c) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has or might have a material Adverse Effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of Hearst-Argyle or any of its subsidiaries, or Hearst shall have become aware of any fact that has or might have such an Adverse Effect or results or might result in a Diminution in Value; or

(d) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war, terrorist attack, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(e) Hearst-Argyle or any subsidiary of Hearst-Argyle shall have (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances (in accordance with the present terms thereof) pursuant to employee stock options outstanding on September 14, 2007 or in connection with any conversion of the Series B Shares or the Convertible Preferred Securities) of any class (including, without limitation, the Shares) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Hearst-Argyle, (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on September 14, 2007, or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding Shares or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Hearst-Argyle that might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value; or

(f) Hearst-Argyle or any of its subsidiaries shall have amended or proposed or authorized any amendment to its certificate of incorporation or bylaws or similar organizational documents or Hearst shall have learned that Hearst-Argyle or any of its subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by Hearst-Argyle and also set forth in filings with the SEC; or

(g) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including Hearst-Argyle or its subsidiaries), or it shall have been publicly disclosed or Hearst shall have learned that (i) any person (including Hearst-Argyle or its subsidiaries), entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 5% of the Shares, or shall have been granted any option or right, conditional or otherwise, to acquire more than 5% of the Shares, other than acquisitions for bona fide arbitrage purposes and other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the SEC) such ownership on or prior to September 14, 2007; (ii) any such person, entity or group who has publicly disclosed any such ownership of more than 5% percent of the Shares prior to such date shall have acquired or proposed to acquire additional Shares constituting more than 1% of the Shares, or shall have been granted any option or right to acquire more than 1% of the Shares; (iii) any new group was, or is, formed which beneficially owns more than 5% of the outstanding Shares; (iv) any person, entity or group shall have entered into a definitive agreement or an agreement in principal or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving Hearst-Argyle or any of its affiliates or subsidiaries; or (v) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Hearst-Argyle or assets or securities of Hearst-Argyle; or

(h) Hearst-Argyle and Hearst shall have reached an agreement or understanding that the Offer be terminated or amended or Hearst (or one of its affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Hearst-Argyle by merger or similar business combination, or purchase of Shares or assets of Hearst-Argyle; or

(i) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has or might have an Adverse Effect or results or might result in a Diminution in Value; or

(j) Hearst-Argyle or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise affected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or any subsequent business combination; which in the sole judgment in each case of Hearst with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Hearst and may be asserted by Hearst regardless of the circumstances (including any action or inaction by Hearst) giving rise to any such conditions, or may be waived by Hearst (other than the Minimum Tender Condition) in whole or in part at any time and from time to time in its sole discretion. The determination as to whether any condition has occurred shall be in the reasonable judgment of Hearst and will be final and binding on all parties. The failure by Hearst at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All conditions to the Offer, other than those involving the receipt of any requisite governmental approvals, must be satisfied or waived at or prior to the expiration of the Offer, but the Minimum Tender Condition may not be waived.

12.	Effect of Hearst-Argyle Dividends and Other Distributions

If, on or after the date hereof, Hearst-Argyle should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Hearst or its nominee or transferee on Hearst-Argyle’s stock transfer records, then, subject to the provisions of The Offer — Section 11. Conditions of the Offer above, (1) the Offer Price and other terms of the Offer will be reduced by the amount of any such cash dividend or cash distribution and (2) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Hearst and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Hearst, accompanied by appropriate documentation of transfer, or (b) at the direction of Hearst, be exercised for the benefit of Hearst, in which case the proceeds of such exercise will promptly be remitted to Hearst. Pending such remittance and subject to applicable law, Hearst will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by Hearst in its sole discretion.

If, on or after the date hereof, Hearst-Argyle should (1) split, combine or otherwise change the Shares or its capitalization, (2) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (3) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as of the date hereof, then, subject to the provisions of The Offer — Section 11. Conditions of the Offer, Hearst, in its sole discretion, may make such adjustments as it deems appropriate in the offer price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

13.	Certain Effects of the Offer and the Merger

General.  The consummation of the Offer and Merger will affect Hearst-Argyle and its stockholders in a variety of ways. Hearst’s ownership of the Shares will increase to 100%.

As a result of the Offer, Hearst’s interest in Hearst-Argyle’s net book value and net earnings will increase to the extent of the number of Shares it acquires. Following consummation of the Merger, Hearst’s interest in those items will increase to 100%, and Hearst will be entitled to all other benefits resulting from Hearst’s 100% ownership of Hearst-Argyle, including all income generated by Hearst-Argyle’s operations and any future increase in Hearst-Argyle’s value. Similarly, Hearst will also bear all of the risk of losses generated by Hearst-Argyle’s operations and any decrease in the value of Hearst-Argyle after the Offer and Merger. Upon consummation of the Merger, Hearst-Argyle will become a privately-held corporation. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of Hearst-Argyle after the Offer and Merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by Hearst-Argyle’s operations or decline in the value of Hearst-Argyle after the Offer and Merger.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Hearst cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or less than or the same as the Offer Price being offered in the Offer and the Merger.

NYSE Listing.  The Shares are listed on the NYSE. After completion of the Offer and depending upon the aggregate market value and the per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the NYSE may delist the Shares if, among other things: (1) the number of total stockholders falls below 400; (2) the number of total stockholders falls below 2,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 6 months); or (3) the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 1,100,000. If as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Hearst cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price being offered in the Offer and the Merger.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Hearst-Argyle to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Hearst-Argyle, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, the provisions of the Sarbanes-Oxley Act of 2002 requiring, among other things, that officers of Hearst-Argyle certify the accuracy of its financial statements and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Hearst-Argyle and persons holding “restricted securities” of Hearst-Argyle to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be impaired or eliminated. Hearst currently intends to seek the delisting of the Shares from the NYSE and to cause Hearst-Argyle to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger if the requirements for such delisting and termination of registration are met.

Margin Regulations.  The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

14.	Certain Legal Matters

General.  Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to Hearst-Argyle, Hearst is not aware of any licenses or other regulatory permits which appear to be material to the business of Hearst-Argyle and which might be adversely affected by the acquisition of Shares by Hearst pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Hearst pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to Hearst-Argyle’s or Hearst’s business or that certain parts of Hearst-Argyle’s or Hearst’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Hearst to elect to terminate the Offer without the purchase of the Shares thereunder. Hearst’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See The Offer — Section 11. Conditions of the Offer.

Antitrust Compliance.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. As explained more fully below, however, the Offer is not a reportable transaction under the HSR Act.

Hearst currently owns directly or beneficially more than 50% of the outstanding voting securities of Hearst-Argyle. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules. Under HSR Act reporting regulations, this level of ownership means that Hearst is in “control” of Hearst-Argyle for the purposes of such regulations. Based on the foregoing, Hearst believes no HSR Act filing is required in connection with the Offer and the Merger.

Federal Reserve Board Regulations.  Regulations G, T, U and X (the “Margin Regulations”) promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Hearst is funding the acquisition of the Shares from its internally available funds. The Margin Regulations are thus inapplicable.

Section 203 of the DGCL.  Hearst-Argyle is incorporated under the laws of the state of Delaware. Generally, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other exceptions, the board of directors of the target approves the business combination prior to the time the person becomes an interested stockholder. Because Hearst became an interested stockholder more than three years ago, we do not believe that Section 203 would prevent Hearst from consummating the Offer or the Merger.

State Takeover Laws.  A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquiror of “Control Shares” (ones representing ownership in excess of certain voting power thresholds e.g. 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders.

Hearst does not believe that any state takeover laws purport to apply to the Offer or the Merger. Hearst has not currently complied with any state takeover statute or regulation. Hearst reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Hearst might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Hearst might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Hearst may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer. See The Offer — Section 11. Conditions of the Offer.

Stockholder Litigation.  On August 27, 2007, August 28, 2007 and August 29, 2007, certain stockholders of Hearst-Argyle filed four separate purported class action complaints with the Supreme Court of the State of New York, County of New York, and on September 4, 2007, September 6, 2007 and September 7, 2007, certain stockholders of Hearst-Argyle filed four separate purported class action complaints with the Court of Chancery of the State of Delaware in and for New Castle County, in each case, against Hearst, Hearst-Argyle and various directors of Hearst-Argyle (seven of whom are directors and executive officers of Hearst), captioned:

(i) Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602881, filed in the Supreme Court of the State of New York on August 27, 2007; (ii) Complaint of Nira Blizinsky, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602895, filed in the Supreme Court of the State of New York on August 27, 2007; (iii) Complaint of Advantage Investors, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07/602904, filed in the Supreme Court of the State of New York on August 28, 2007; (iv) Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 07111830, filed in the Supreme Court of the State of New York on August 29, 2007; (v) Complaint of Adele Brody, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3205, filed in the Court of Chancery of the State of Delaware on September 4, 2007; (vi) Complaint of Sheet Metal Workers Pension Plan of Northern California, on behalf of itself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3211, filed in the Court of Chancery of the State of Delaware on September 6, 2007; (vii) Complaint of Stationary Engineers Local 39 Pension Plan, Individually and on behalf of and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3214, filed in the Court of Chancery of the State of Delaware on September 7, 2007; and (viii) Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against Hearst-Argyle-Television, Inc., et al., Case No. 3217. filed in the Court of Chancery of the State of Delaware on September 7, 2007.

Each of these actions was brought as a putative class action on behalf of all holders of Shares other than the defendants and persons related to or affiliated with the defendants. The complaints in these actions generally allege that:

•	Hearst, Hearst-Argyle and the individual Hearst-Argyle directors breached their fiduciary duties to Hearst-Argyle’s public stockholders as a result of the Offer;

•	all of the Hearst-Argyle directors, including members of the Special Committee, have a conflict of interest and cannot adequately represent the public Hearst-Argyle stockholders;

•	the Offer price is inadequate and the Offer was timed to take advantage of recent declines in the price of the Shares; and

•	Hearst is engaging in unfair self-dealing, not acting in good faith towards Hearst-Argyle’s public stockholders, and the Offer is a product of the conflict of interest between Hearst-Argyle’s public stockholders and Hearst.

The lawsuits seek, among other things, to recover unspecified damages and costs (including attorney fees) and to enjoin or rescind the transactions contemplated by this Offer to Purchase.

Copies of the complaints are filed as exhibits to Hearst’s Tender Officer Statement on Schedule TO and may be obtained in the manner set forth in The Offer-Section 7. Certain Information Concerning Hearst-Argyle — Available Information.

On September 7, 2007, the New York actions were consolidated as In Re Hearst-Argyle, Inc. Shareholder Litigation.

Hearst believes that these lawsuits are entirely without merit and intends to defend against them vigorously.

15.	Fees and Expenses

Lazard is acting as sole financial advisor to Hearst. Hearst has agreed to pay Lazard for its services an aggregate fee of $3.25 million, a portion of which was payable upon the commencement of the Offer and the balance of which is payable upon consummation of the Offer. Lazard also has been retained to act as Dealer Manager in connection with the Offer. Hearst also has agreed to reimburse Lazard for its expenses, including the fees and expenses of its counsel, and to indemnify Lazard and certain related parties against certain liabilities that may arise out of the rendering of its services, including liabilities under the federal securities laws. Lazard has provided and may currently or in the future provide investment banking services to Hearst and/or Hearst-Argyle for which Lazard has received or may receive customary fees.

The Hearst Corporation has also retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and in person, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses and The Hearst Corporation will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

The Hearst Corporation will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by The Hearst Corporation for customary mailing and handling expenses incurred by them in forwarding material to their customers.

In addition, Hearst-Argyle will incur its own fees and expenses in connection with the Offer, including with respect to establishing a special committee of its board of directors, retaining advisors on its and the special committee’s behalf and generally responding to and dealing with the Offer.

The following is an estimate of the fees and expenses to be incurred by Hearst:

Filing Fees	$18,000
Financial Advisor/Dealer Manager Fees and Expenses	3,300,000
Information Agent and Depositary Fees and Expenses	50,000
Legal Fees and Expenses	2,000,000
Printing and Mailing Costs	75,000
Miscellaneous	10,000

Total	$5,453,000

For discussion of Appraisal Rights see The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

16.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Hearst may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Hearst is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

Hearst has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement includes within it the information required by the SEC’s Statement on Schedule 13E-3 relating to “going private” transactions. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in The Offer — Section 7. Certain Information Concerning Hearst-Argyle.

No person has been authorized to give any information or make any representation on behalf of Hearst not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Hearst Broadcasting, Inc.

September 14, 2007

Schedule A

Information Concerning the Directors and Executive Officers of Hearst
and the Trustees of The Hearst Family Trust

The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, and the trustees of The Hearst Family Trust, in each case as of September 10, 2007. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 300 West 57th Street, New York, New York 10019. Trustees of The Hearst Family Trust are indicated with an asterisk (*).

Present Principal Occupation or
Name and Citizenship	Employment and Five-Year Employment History

The Hearst Corporation
George R. Hearst, Jr.*	Chairman of the Board (since 1996); Director (since 1958)
Director: Hearst-Argyle Television, Inc. (since 1997)
Frank A. Bennack, Jr.*(1)	Vice Chairman of the Board and Chairman of Executive Committee (since 2002); Director (since 1975)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: Polo Ralph Lauren Corporation (since 1998); Director: Fitch Group, Inc. (since 2006); Director: JP Morgan Chase & Co. (1981 — 2004); Director: Wyeth (1988 — 2005)
Victor F. Ganzi*	President and Chief Executive Officer (since 2002); Director (since 1990)
Director: Hearst-Argyle Television, Inc. (since 1997); Chairman: Hearst-Argyle Television, Inc. (since 2003)
Director: ESPN, Inc. (since 1990); Director: Wyeth (since 2005); Director: Gentiva Health Services, Inc. (since 1999)
James M. Asher	Senior Vice President (since 2000); Chief Legal and Development Officer (since 1997); Director (since 2005)
Director: Fitch Group, Inc. (since 2006)
Anissa B. Balson*	Director (since 2002)
David J. Barrett*	Director (since 1996)
President: Hearst-Argyle Television, Inc. (since 1999); Chief Executive Officer: Hearst-Argyle Television, Inc. (since 2001); Director: Hearst-Argyle Television, Inc. (since 1997)
Cathleen P. Black	Senior Vice President (since 2000); Director (since 1996)
President, Hearst Magazines Division: Hearst Communications, Inc. (since 1995)
Director: The Coca-Cola Company (since 1993); Director: International Business Machines Corp (since 1993)
Catherine A. Bostron	Secretary (since 2005)
Director of Legal Affairs: SmartMoney (2003 — 2005)
Eve B. Burton	Vice President (since 2002); General Counsel (since 2002)
John G. Conomikes*(1)	Director (since 1985); Senior Vice President (2000 — 2002)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: ESPN, Inc. (since 2004); Member of Management Committee: A&E Television Networks (since 1994); Member of Management Committee: Lifetime Entertainment Services (since 1994)
Richard E. Deems*(1)	Director (since 1953)
Steven DeLorenzo	Vice President (since 2005); Assistant Treasurer and Assistant Corporate Controller (1993 — 2005)

Present Principal Occupation or
Name and Citizenship	Employment and Five-Year Employment History

Ronald J. Doerfler	Senior Vice President (since 2000); Chief Financial Officer (since 1998); Treasurer (since 1999); Director (since 2002)
Director: Lazard Ltd (since 2006); Director: Lazard Group LLC (since 2006); Member of Management Committee: A&E Television Networks (since 2004); Member of Management Committee: Lifetime Entertainment Services (since 2004)
Alfredo Gatto	Vice President (since 2005)
Vice President and General Manager, Hearst Service Center Division: Hearst Communications, Inc. (since 2005); Resident Controller, Home Office Division: Hearst Communications, Inc. (1997 — 2005); Director, Hearst Service Center Division: Hearst Communications, Inc. (1992 — 2005)
George J. Green	Vice President (since 2000)
President, Hearst Magazines International Division: Hearst Communications, Inc. (since 1989)
Mark Hasson	Vice President-Finance (since 2001)
Austin Hearst	Director (since 1990)
Vice President, Hearst Entertainment Distribution Division: Hearst Entertainment, Inc. (since 1993)
John R. Hearst, Jr.*	Director (since 1967)
Stephen T. Hearst(2)	Director (since 2001)
Vice President, San Francisco Realties HCI Division: Hearst Communications, Inc. (since 2006); Vice President, San Francisco Realties Division and Sunical Land & Livestock Division: The Hearst Corporation (since 1998); Vice President, San Simeon Ranch Division: Hearst Holdings, Inc. (since 2002)
William R. Hearst, III*(3)	Director (since 1979)
Director: Hearst-Argyle Television, Inc. (since 1997)
Partner: Kleiner, Perkins, Caufield & Byers (since 1995); Director: Juniper Networks, Inc. (since 1996); Director: At Home Corporation (1995 — 2004)
George B. Irish	Senior Vice President (since 2000); Director (since 1996)
President, Hearst Newspapers Division: Hearst Communications, Inc. (since 1998)
Harvey L. Lipton*(1)	Director (since 1975)
Richard P. Malloch	Vice President (since 1999)
President, Hearst Business Media Group Administrative Division: Hearst Communications, Inc. (since 1999)
Gilbert C. Maurer*(1)	Director (since 1975)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: SoundView Technology Group, Inc. (1998 — 2004)
Mark F. Miller*(1)	Director (since 1995); Vice President (2000 — 2005)
Executive Vice President, Hearst Magazines Division: Hearst Communications, Inc. (1985 — 2005)
Bruce L. Paisner	Vice President (since 1989)
Executive Vice President, Hearst Entertainment and Syndication Group Administrative Division: Hearst Communications, Inc. (since 1989)
Member of Management Committee: A&E Television Networks (since 1990); Member of Management Committee: Lifetime Entertainment Services (since 1990)
Dionysios Psyhogios	Vice President-Taxes (since 2005); Assistant Treasurer and Director of Taxation (1996 — 2005)
Virginia Hearst Randt*	Director (since 1990)
Director: Hearst-Argyle Television, Inc. (1997 — 2005); Director: Hearst Broadcasting, Inc. (1997 — 2006)

Present Principal Occupation or
Name and Citizenship	Employment and Five-Year Employment History

Debra Shriver	Vice President (since 1999)
Hearst Holdings, Inc.
George R. Hearst, Jr.*	Chairman of the Board (since 1997); Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Frank A. Bennack, Jr.*(1)	Vice Chairman of the Board (since 2002); Chairman of Executive Committee (since 2002); Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: Polo Ralph Lauren Corporation (since 1998); Director: Fitch Group, Inc. (since 2006); Director: JP Morgan Chase & Co. (1981 — 2004); Director: Wyeth (1988 — 2005)
Victor F. Ganzi*	President (since 2002); Chief Executive Officer (since 2002); Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997); Chairman: Hearst-Argyle Television, Inc. (since 2003)
Director: ESPN, Inc. (since 1990); Director: Wyeth (since 2005); Director: Gentiva Health Services, Inc. (since 1999)
James M. Asher	Senior Vice President (since 2000); Chief Legal and Development Officer (since 1997); Director (since 2005)
Director: Fitch Group, Inc. (since 2006)
Anissa B. Balson*	Director (since 2002)
David J. Barrett*	Director (since 1997)
President: Hearst-Argyle Television, Inc. (since 1999); Chief Executive Officer: Hearst-Argyle Television, Inc. (since 2001); Director: Hearst-Argyle Television, Inc. (since 1997)
Cathleen P. Black	Senior Vice President (since 2000); Director (since 1997)
President, Hearst Magazines Division: Hearst Communications, Inc. (since 1995)
Director: The Coca-Cola Company (since 1993); Director: International Business Machines Corp (since 1993)
Catherine A. Bostron	Secretary (since 2005)
Director of Legal Affairs: SmartMoney (2003 — 2005)
Eve B. Burton	Vice President (since 2002), General Counsel (since 2002)
John G. Conomikes*(1)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: ESPN, Inc. (since 2004); Member of Management Committee: A&E Television Networks (since 1994); Member of Management Committee: Lifetime Entertainment Services (since 1994)
Richard E. Deems*(1)	Director (since 1997)
Steven DeLorenzo	Vice President (since 2005)
Ronald J. Doerfler	Senior Vice President (since 2000); Chief Financial Officer (since 1997); Treasurer (since 1999); Director (since 2002)
Director: Lazard Ltd (since 2006); Director: Lazard Group LLC (since 2006); Member of Management Committee: A&E Television Networks (since 2004); Member of Management Committee: Lifetime Entertainment Services (since 2004)
Alfredo Gatto	Vice President (since 2005)
Vice President and General Manager, Hearst Service Center Division: Hearst Communications, Inc. (since 2005); Resident Controller, Home Office Division: Hearst Communications, Inc. (1997 — 2005); Director, Hearst Service Center Division: Hearst Communications, Inc. (1992 — 2005)

Present Principal Occupation or
Name and Citizenship	Employment and Five-Year Employment History

George J. Green	Vice President (since 2000)
President: Hearst Magazines International Division, Hearst Communications, Inc. (since 1989)
Mark Hasson	Vice President-Finance (since 2001)
Austin Hearst	Director (since 1997)
Vice President, Hearst Entertainment Distribution Division: Hearst Entertainment, Inc. (since 1993)
John R. Hearst, Jr.*	Director (since 1997)
Stephen T. Hearst(2)	Director (since 2001)
Vice President, San Francisco Realties HCI Division: Hearst Communications, Inc. (since 2006); Vice President, San Francisco Realties Division and Sunical Land & Livestock Division: The Hearst Corporation (since 1998); Vice President, San Simeon Ranch Division: Hearst Holdings, Inc. (since 2002)
William R. Hearst, III*(3)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Partner: Kleiner, Perkins, Caufield & Byers (since 1995); Director: Juniper Networks, Inc. (since 1996); Director: At Home Corporation (1995 — 2004)
George B. Irish	Senior Vice President (since 2000); Director (since 1997)
President, Hearst Newspapers Division: Hearst Communications, Inc. (since 1998)
Harvey L. Lipton*(1)	Director (since 1997)
Richard P. Malloch	Vice President (since 1999)
President, Hearst Business Media Group Administrative Division: Hearst Communications, Inc. (since 1999)
Gilbert C. Maurer*(1)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: SoundView Technology Group, Inc. (1998 — 2004)
Mark F. Miller*(1)	Director (since 1997)
Executive Vice President, Hearst Magazines Division: Hearst Communications, Inc. (1985 — 2005)
Bruce L. Paisner	Vice President (since 1997)
Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc. (since 1989)
Member of Management Committee: A&E Television Networks (since 1990); Member of Management Committee: Lifetime Entertainment Services (since 1990)
Dionysios Psyhogios	Vice President-Taxes (since 2005)
Virginia Hearst Randt*	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (1997 — 2005); Director: Hearst Broadcasting, Inc. (1997 — 2006)
Debra Shriver	Vice President (since 1999)
Hearst Broadcasting
John G. Conomikes*(1)	President (since 1997); Director (since 1996)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: ESPN, Inc. (since 2004); Member of Management Committee: A&E Television Networks (since 1994); Member of Management Committee: Lifetime Entertainment Services (since 1994)
James M. Asher	Vice President (since 2000)
Director: Fitch Group, Inc. (since 2006)
David J. Barrett*	Vice President (since 1997); Director (since 1996)

Present Principal Occupation or
Name and Citizenship	Employment and Five-Year Employment History

President: Hearst-Argyle Television, Inc. (since 1999); Chief Executive Officer: Hearst-Argyle Television, Inc. (since 2001); Director: Hearst-Argyle Television, Inc. (since 1997)
Eve B. Burton	Vice President (since 2004)
Ronald J. Doerfler	Vice President (since 1999); Treasurer (since 1999)
Director: Lazard Ltd (since 2006); Director: Lazard Group LLC (since 2006); Member of Management Committee: A&E Television Networks (since 2004); Member of Management Committee: Lifetime Entertainment Services (since 2004)
Victor F. Ganzi*	Vice President (since 1997); Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997); Chairman: Hearst-Argyle Television, Inc. (since 2003)
Director: ESPN, Inc. (since 1990); Director: Wyeth (since 2005); Director: Gentiva Health Services, Inc. (since 1999)
Catherine A. Bostron	Secretary (since 2005)
Director of Legal Affairs: SmartMoney (2003 — 2005)
Frank A. Bennack, Jr.*(1)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: Polo Ralph Lauren Corporation (since 1998); Director: Fitch Group, Inc. (since 2006); Director: JP Morgan Chase & Co. (1981 — 2004); Director: Wyeth (1988 — 2005)
George R. Hearst, Jr.*	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
William R. Hearst, III*(3)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Partner: Kleiner, Perkins, Caufield & Byers (since 1995); Director: Juniper Networks, Inc. (since 1996); Director: At Home Corporation (1995 — 2004)
Gilbert C. Maurer*(1)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: SoundView Technology Group, Inc. (1998 — 2004)

(1)	Self-employed, non-employed or retired.

(2)	5 Third Street, Suite 200, San Francisco, CA 94103

(3)	765 Market Street, #34D, San Francisco, CA 94103

*	Appointment dates for Trustees of The Hearst Family Trust:

  Anissa B. Balson — 2002
  David J. Barrett — 2007
  Frank A. Bennack, Jr. — 1976
  John G. Conomikes — 1991
  Richard E. Deems — 1966
  Victor F. Ganzi — 1995
  George R. Hearst, Jr. — 1958
  John R. Hearst, Jr. — 1972
  William R. Hearst, III — 1993
  Harvey L. Lipton — 1976
  Gilbert C. Maurer — 1983
  Mark F. Miller — 1996
  Virginia H. Randt — 2001

Schedule B

Security Ownership of Hearst-Argyle by Hearst and Certain Related Persons

The following table sets forth the ownership of Shares as of September 10, 2007 by Hearst and certain related persons, and the securities transactions by those persons of Shares during the 60 days prior to September 10, 2007:

	Securities Ownership
				Securities Transactions
Person	Number		Percent(1)	for Past 60 Days

The Hearst Family Trust(2)	27,501,980	(3)	52	—
The Hearst Corporation(2)	27,501,980	(3)	52	—
Hearst Holdings, Inc.(2)	27,501,980	(3)	52	—
Hearst Broadcasting, Inc.	27,501,980	(3)	52	—
George R. Hearst, Jr.	15,000		*	—
Frank A. Bennack, Jr.	30,000	(4)	*	5,000	(4)
Victor F. Ganzi	50,000		*	—
James M. Asher	2,600		*	—
Anissa B. Balson	8,113		*	9	(5)
David J. Barrett	1,052,112		2.0	—
Cathleen P. Black	—		*	—
Catherine A. Bostron	—		*	—
Eve B. Burton	—		*	—
John G. Conomikes	25,000	(4)	*	5,000	(4)
Richard E. Deems	2,000		*	—
Steven DeLorenzo	350		*	—
Ronald J. Doerfler	1,500		*	—
Alfredo Gatto	—		*	—
George J. Green	4,000		*	—
Mark Hasson	—		*	—
Austin Hearst	—		*	—
John R. Hearst, Jr.	—		*	—
Stephen T. Hearst	1,000		*	—
William R. Hearst, III	55,000	(6)	*	5,000	(4)
George B. Irish	5,800		*	—
Harvey L. Lipton	—		*	—
Richard P. Malloch	—		*	—
Gilbert C. Maurer	15,000	(4)	*	5,000	(4)
Mark F. Miller	—		*	—
Bruce L. Paisner	2,000		*	—
Dionysios Psyhogios	—		*	—
Virginia Hearst Randt	—		*	—
Debra Shriver	—		*	—
All directors, officers and trustees as a group	1,269,482		2.4	20,009

*	Less than 1%.

(1)	Based on 52,483,343 outstanding Shares as of September 4, 2007 as per the list of registered stockholders provided to Hearst by Hearst-Argyle.

(2)	Beneficial owner as determined in accordance with Rule 13d-3 under the Exchange Act.

(3)	Does not include 41,298,648 Shares that may be acquired by converting the Series B Shares or 986,131 Shares that may be acquired by converting the Convertible Preferred Securities. Assuming conversion, the total number of outstanding Shares would be 94,860,994, and the percentage ownership would be approximately 74%.

B-1

(4)	Includes 4,000 Shares issuable pursuant to outstanding options and 1,000 shares of restricted stock granted pursuant to the 2007 Hearst-Argyle Long Term Incentive Compensation Plan.

(5)	Includes 9 shares acquired on July 17, 2007 for $23.66 per share pursuant to an automatic dividend reinvestment plan.

(6)	Includes 43,000 Shares issuable pursuant to outstanding options and 2,000 shares of restricted stock granted pursuant to the 2007 Hearst-Argyle Long Term Incentive Compensation Plan.

(7)	Includes 1,034,000 Shares issuable pursuant to outstanding options and 15,000 shares of restricted stock granted pursuant to the Hearst-Argyle Long Term Incentive Compensation Plan.

Hearst Broadcasting, Inc. has purchased 4,121,788 Shares during the past two years. The prices paid for such Shares ranged from $19.99 to $25.25 per Share, and the average price paid for such Shares for each quarter during that two-year period is set forth below. The Hearst Corporation, Hearst Holdings, Inc. and The Hearst Family Trust may be deemed to be the beneficial owners of such Shares.

Average
Calendar Year	Price Paid

2005
Third Quarter	$25.06
Fourth Quarter	23.89
2006
First Quarter	23.66
Second Quarter	22.32
Third Quarter	20.48
Fourth Quarter	N/A
2007
First Quarter	N/A
Second Quarter	N/A
Third Quarter (through September 13)	N/A

During the 60 days prior to September 10, 2007, Hearst-Argyle purchased the following Shares on the following dates at the price per Share indicated:

Date	Shares	Price Per Share

July 30	25,700	$20.73
July 31	24,500	20.97
August 1	33,500	20.69
August 2	25,400	20.77

Hearst-Argyle has purchased 569,768 Shares during the past two years. The prices paid for such Shares ranged from $20.05 to $24.99 per Share, and the average price paid for such Shares for each quarter during that two-year period is set forth below.

Calendar Year	Average Price Paid

2005
Third Quarter	$24.97
Fourth Quarter	23.82
2006
First Quarter	23.82
Second Quarter	N/A
Third Quarter	20.67
Fourth Quarter	N/A
2007
First Quarter	N/A
Second Quarter	N/A
Third Quarter (through September 13)	20.78

B-2

Schedule C

Related Party Transactions

Hearst (or one of its affiliates, as applicable) has entered into the following agreements with Hearst-Argyle, the summaries of which are qualified by reference to the summaries contained in Hearst-Argyle’s Proxy Statement for its May 3, 2007 Annual Meeting of Stockholders.

December 2001 Private Placement.  In connection with the private placement of the $200 million principal amount of 7.5% Series A Convertible Preferred Securities due 2016 (the “7.5% Series A Preferred Securities”) and 7.5% Series B Convertible Preferred Securities due 2021 (the “7.5% Series B Preferred Securities,” and, together with the 7.5% Series A Preferred Securities, the “7.5% Preferred Securities”), on December 20, 2001, Hearst-Argyle entered into a Securities Purchase Agreement with Hearst-Argyle Capital Trust, a direct subsidiary of Hearst-Argyle (the “Trust”), Hearst and certain other purchasers named therein. The Securities Purchase Agreement provides, among other things, that (i) the Trust issue and sell to Hearst and the other purchasers an aggregate of 4,000,000 of its 7.5% Preferred Securities, in two series, consisting of its 7.5% Series A Preferred Securities, and of its 7.5% Series B Preferred Securities, and (ii) the proceeds of the sale of the 7.5% Preferred Securities be invested in Hearst-Argyle’s 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 and 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021 (the “Subordinated Debentures”). In connection with the execution of the Securities Purchase Agreement, Hearst-Argyle, Hearst and certain other parties named therein, also entered into a Registration Rights Agreement, pursuant to which Hearst granted Hearst and the other holders of the 7.5% Preferred Securities certain rights to require Hearst-Argyle to register the Series A Common Stock issued upon conversion of the 7.5% Preferred Securities and the Subordinated Debentures for resale with the SEC. Hearst redeemed the 7.5% Series A Preferred Securities on December 31, 2004.

Management Services Agreement.  Hearst-Argyle and Hearst are parties to a Management Services Agreement pursuant to which Hearst-Argyle provide certain management services (i.e., sales, news, programming, legal, financial, accounting, engineering and promotion services) with respect to WMOR-TV (a Hearst-owned television station in Tampa, Florida), WBAL-AM and WIYY-FM (Hearst-owned AM/FM radio stations in Baltimore, Maryland), and WPBF-TV (a Hearst-owned television station in West Palm Beach, Florida) and KCWE-TV (a Hearst-owned television station in Kansas City, Missouri). Hearst has the right, but not the obligation, to add to such managed stations any additional broadcast stations that it may acquire (or for which it enters into a time brokerage agreement) during the term of the Management Services Agreement.

The annual management fee for the services provided to these stations is an amount equal to the greater of (i) (x) $50,000 for Hearst’s radio stations (counted as a single property) and $50,000 for KCWE-TV, and (y) for all others (including WMOR-TV and WPBF-TV), $100,000 per station, or (ii) 33.33% of the positive broadcast cash flow from each such property. Hearst also reimburses Hearst-Argyle for their direct operating costs and expenses incurred with unrelated third parties and amounts paid on behalf of a managed station under the Services Agreement described below. Corporate overhead is not reimbursed except to the extent it had historically been treated as an operating expense by Hearst in calculating broadcast cash flow for a station. The term of the Management Services Agreement commenced at the consummation of the Hearst Transaction and will continue for each station, respectively, until the earlier of (i) Hearst’s divestiture of the station to a third party; (ii) if applicable, the exercise of the option granted to Hearst to acquire certain of the stations pursuant to the Television Station Option Agreement described below; or (iii) December 31, 2007; provided, however, that Hearst will have the right to terminate the Management Services Agreement as to a particular station covered by an option or right of first refusal under the Television Station Option Agreement at any time upon 90 days’ prior written notice if the option period or right of first refusal period, as applicable, has expired without having been exercised. The Management Services Agreement will also terminate if Hearst ceases to own a majority of Hearst-Argyle’s voting common stock or to have the right to elect a majority of Hearst-Argyle’s directors. In 2006, Hearst-Argyle recorded revenues of approximately $6.7 million pursuant to the Management Services Agreement with Hearst.

Television Station Option Agreement.  Hearst-Argyle and Hearst are parties to a Television Station Option Agreement pursuant to which Hearst has granted to Hearst-Argyle an option to acquire WMOR-TV and KCWE-TV (which Hearst purchased in October 2006), at their fair market value as determined by the parties, or by an independent third-party appraisal, subject to certain specified parameters (and Hearst-Argyle may withdraw any option exercise after Hearst receives the third-party appraisal). However, if Hearst elects to sell either station during the option period, Hearst-Argyle will have a right of first refusal to acquire that station substantially on the terms agreed upon between Hearst and the potential buyer. Hearst-Argyle also have a right of first refusal to purchase WPBF-TV if Hearst proposes to sell the station to a third party Hearst-Argyle will exercise any option or right of first refusal related to these properties by action of Hearst’s independent directors. The option periods and the rights of first refusal expire December 31, 2007.

Hearst Tower Lease.  On May 5, 2006 Hearst-Argyle entered into a Lease Agreement with Hearst to lease one floor of the newly constructed Hearst Tower in Manhattan for their corporate offices. Under the terms of the lease, Hearst-Argyle are entitled to a tenant improvement allowance of $1.9 million. Hearst-Argyle expect to record approximately $1.4 million in rent expense annually under the terms of the Lease Agreement with Hearst, net of the tenant improvement allowance, which they will amortize over the lease term.

Radio Facilities Lease.  Hearst-Argyle and Hearst are parties to a Studio Lease Agreement pursuant to which Hearst leases from Hearst-Argyle premises for WBAL-AM and WIYY-FM, Hearst’s Baltimore, Maryland, radio stations. The lease was entered into on August 29, 1997 and subsequently extended. The lease for each radio station will continue until the earlier of (i) Hearst’s divestiture of the radio station to a third party, in which case either party (i.e., the Company or the buyer of the station) will be entitled to terminate the lease with respect to that station upon certain prior written notice or (ii) December 31, 2007. In 2006, Hearst paid Hearst-Argyle an aggregate amount of approximately $0.8 million pursuant to the Studio Lease Agreement.

Inter-Company Services.  Hearst-Argyle and Hearst are parties to a Services Agreement pursuant to which Hearst provides Hearst-Argyle with certain administrative services, including accounting, financial, tax, legal, insurance, data processing and employee benefits administration. The fees for such services are based on fixed and variable transaction amounts negotiated between Hearst and Hearst-Argyle. The current term of the Services Agreement will expire on December 31, 2007, but is thereafter renewable, pursuant to the provision of the Services Agreement that allows for one year renewals unless terminated on six months’ prior notice. Although Hearst-Argyle and Hearst believe that such terms are reasonable, there can be no assurance that more favorable terms would not be available from unaffiliated third parties. In 2006, Hearst-Argyle incurred expenses of approximately $5.0 million pursuant to the Services Agreement with Hearst.

Hearst-Argyle also provides services to Hearst with respect to Hearst’s investment in New England Cable News (“NECN”), a regional cable channel jointly owned by Hearst Cable News, Inc., an indirect wholly-owned subsidiary of Hearst, and Comcast MO Cable News, Inc. In this regard, David J. Barrett and Steven A. Hobbs have served as Hearst’s representatives on the management board of NECN since July 2004 and April 2005, respectively, and Hearst pays $4,000 per month as compensation to the Company for their service. In his capacity as a consultant to The Hearst Corporation, John G. Conomikes, one of Hearst-Argyle’s directors, receives secretarial services which Hearst provides but for which Hearst-Argyle are reimbursed by Hearst. The value of these secretarial services was approximately $7,200 in 2006.

Retransmission Consent Agreement.  Hearst-Argyle has agreements with Lifetime Entertainment Services, an entity owned 50% by an affiliate of Hearst and 50% by The Walt Disney Company, whereby (i) Hearst-Argyle assists Lifetime in securing distribution and subscribers for the Lifetime Television, Lifetime Movie Network and/or Lifetime Real Women programming services; and (ii) Lifetime acts as Hearst-Argyle’s agent with respect to the negotiation of their agreements with cable, satellite and certain other multi-channel video programming distributors. In 2006, Hearst-Argyle recorded revenue of approximately $17.7 million in compensation from Lifetime.

Dividend on Common Stock.  On each of March 31, May 4, September 21 and December 7, 2006, Hearst-Argyle’s Board of Directors declared cash dividends of $0.07 per share on Hearst-Argyle’s Series A and Series B Common Stock, for a total amount of $26.0 million. Included in this amount was $18.0 million payable to Hearst. Hearst-Argyle recorded Hearst’s share of the dividends payable under Payable to The Hearst Corporation on the consolidated balance sheets as of March 31, June 30, September 30 and December 31, 2006, included in Hearst-Argyle’s financial statements in their Annual report on Form 10-K for the fiscal year ended December 31, 2006.

Interest Expense, Net — Trust.  Hearst-Argyle incurred interest expense, net, relating to the Subordinated Debentures issued to Hearst’s wholly-owned unconsolidated subsidiary, the Trust, of $9.8 million in the year ended December 31, 2006. The Trust then paid comparable amounts to its Redeemable Convertible Preferred Securities holders of which $1.9 million was paid to Hearst, since Hearst held $40 million of the total $200 million Redeemable Convertible Preferred Securities issued in December 2001 by the Trust.

Wide Orbit, Inc.  In November 2004, Hearst-Argyle entered into an agreement with Wide Orbit, Inc. for licensing and servicing of Wide Orbit’s Traffic Sales and Billing Solutions software. Hearst owns approximately 8% of Wide Orbit, Inc. During 2006, Hearst-Argyle paid Wide Orbit, Inc. approximately $1.4 million under the agreement.

Schedule D

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only: (781) 575-2332	Computershare Corporate Actions Voluntary Offer 250 Royall Street Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Hearst’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
(800) 322-2885 (call toll-free)
tenderoffer@mackenziepartners.com (email)

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, New York 10020
ATTN: Hearst Tender Offer Personnel